ANNUAL INFORMATION FORM

of

ENDEAVOUR SILVER CORP.

(the "Company" or "Endeavour")

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

Canada, V7Y 1G5

Phone: (604) 685-9775

Fax: (604) 685-9744

Dated as of February 25, 2021

ITEM 1:              PRELIMINARY NOTES

1.1 Incorporation of Documents by Reference

All financial information in this Annual Information Form ("AIF") has been prepared in accordance with International Financial Reporting Standards ("IFRS") as prescribed by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  The documents listed below are not contained within, nor attached to, this document but may be accessed at www.sedar.com or on the Company's website at www.edrsilver.com.

Type of Document	Report Date / Effective Date	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico	Dated March 3, 2017 and amended March 27, 2018 (Effective date: December 31, 2016)	April 6, 2018	Amended & restated technical report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico	Dated March 3, 2017 and amended March 27, 2018 (Effective date: December 31, 2016)	April 6, 2018	Amended & restated technical report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Technical Report for the Terronera Project, Jalisco State, Mexico	Dated July 14, 2020 (Effective date: July 31, 2020)	August 6, 2020	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)

References to "the Company" or "Endeavour" are to Endeavour Silver Corp. and where applicable and as the context requires, include its subsidiaries.

1.2 Date of Information

All information in this AIF is as of December 31, 2020 unless otherwise indicated.

1.3 Forward-Looking Statements

This AIF contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

1 Endeavour Silver Corp.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar);
  uncertainty as to duration and impact of the current novel coronavirus ("COVID-19") pandemic;
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to our ability to successfully integrate acquisitions;
  uncertainty in our ability to obtain necessary financing;
  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability;
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
  risks relating to financial instruments; and
  risks relating to our securities.
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This list is not exhaustive of the factors that may affect our forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.4 Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	1%	=	10,000 ppm
3.28 feet	=	1 metre	0.4047 hectares	=	1 acre
0.62 miles	=	1 kilometre	0.3048 metres	=	1 foot
0.032 ounces (troy)	=	1 gram	1.609 kilometres	=	1 mile
1.102 tons (short)	=	1 tonne	31.103 grams	=	1 ounce (troy)
0.029 ounces/ton	=	1 gram/tonne	0.907 tonnes	=	1 ton
1 ppm	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ounce/ton	=	34.286 ppm

1.5 Technical Abbreviations

Ag	silver	m	metres
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
g	grams	RC	reverse circulation
gpt or g/t	grams per tonne	t	tonne
ha	hectares	tpd	tonnes per day
km	kilometres	tr	trench
lb	pound	Zn	zinc

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1.6 Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars ("$") unless otherwise indicated.  References to "Cdn.$" are to Canadian dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2020, December 31, 2019 and December 31, 2018, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

High	1.4496	1.3600	1.3642
Low	1. 2718	1.2988	1.2288
Average	1.3415	1.3269	1.2957
Closing	1.2732	1.2988	1.3642

On December 31, 2020, the closing exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2732 (Cdn.$1.00 = U.S.$0.7855).  On February 25, 2021, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2530 (Cdn.$1.00 = U.S.$0.7981).

1.7 Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.8 Cautionary Note to U.S. Investors regarding Mineral Reserves and Resources

This AIF has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

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Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC's new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC's new rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in this AIF that contain descriptions of the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ITEM 2:              CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, "Levelland Energy & Resources Ltd".  Effective August 27, 2002 the Company changed its name to "Endeavour Gold Corp.", consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value.  On September 13, 2004, the Company changed its name to "Endeavour Silver Corp.", transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company's principal business office is located at:

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

Canada, V7Y 1G5

and its registered and records office is located at:

19th Floor, 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3H4

5 Endeavour Silver Corp.

2.2 Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies.  The following table lists the Company's material direct and indirect subsidiaries, their jurisdiction of incorporation, and percentage owned by the Company directly, indirectly or beneficially.

Name of Company	Incorporated	Percentage owned directly or indirectly

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100%
EDR Silver de Mexico S.A. de C.V. SOFOM ENR	Mexico	100%
Minera Plata Adelante, S.A. de C.V.	Mexico	100%
Minera Santa Cruz Garibaldi S.A. de C.V.	Mexico	100%
Refinadora Plata Guanaceví, S.A. de C.V.	Mexico	100%
Mina Bolañitos S.A de C.V.	Mexico	100%
Compania Minera del Cubo S.A. de C.V.	Mexico	100%
Minas Lupycal S.A. de C.V.	Mexico	100%
Minera Oro Silver de Mexico S.A. de C.V.	Mexico	100%
Terronera Precious Metals S.A. de C.V.	Mexico	100%
Minera Plata Carina S.P.A.	Chile	100%
Oro Silver Resources Ltd.	British Columbia, Canada	100%

ITEM 3:              GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile.  The Company has three producing silver-gold mines in Mexico: the Guanaceví Mine in Durango acquired in 2004, the Bolañitos Mine in Guanajuato acquired in 2007 and the El Compas Mine in Zacatecas acquired in 2016.  In addition to operating these three mines, the Company is advancing two exploration and development projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is now in the pre-feasibility stage, and the prospective Parral properties in Chihuahua acquired in 2016.

Over the past six years, the Company has acquired and advanced three exploration projects in northern Chile: Aida project (silver), Paloma project (gold) and the Cerro Marquez project (copper-molybdenum-gold).

2020

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open.  At March 31, 2020, mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel followed the Company's strict COVID-19 safety protocols and non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020 as mining was declared an essential business.

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The Company implemented measures to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact on the Company's 2021 production and costs has greater uncertainty.  Globally, and in Mexico, positive COVID-19 continues to spread at a significant rate, while the duration of vaccine distributions remain uncertain.  A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk.

In April 2020, the Company filed a short form base shelf prospectus ("Base Shelf") to qualify the distribution of up to Cdn$150 million of various securities of the Company, including common shares.  The distribution of such securities of the Company may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provides the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("2020 ATM") equity distribution agreement.

On May 14, 2020, the Company entered into an ATM equity facility (the "May 2020 ATM Facility") with a syndicate of agents.  Under the terms of the 2020 ATM Facility, the Company could, from time to time, sell common shares having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the May 2020 ATM Facility.

From May 14, 2020 to August 17, 2020, the Company issued 11,640,411 common shares under the 2020 ATM Facility at an average price of $1.97 per share for gross proceeds of $23.0 million less commission of $0.6 million and deferred financing costs of $0.3 million which has been presented net of share capital. The May 2020 ATM Facility was completed in August 2020.

On October 1, 2020, the Company entered into an ATM equity facility (the "October 2020 ATM Facility") with a syndicate of agents.  Under the terms of the October 2020 ATM Facility, the Company may, from time to time, sell common shares having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the October 2020 ATM Facility during the 20 month sales agreement term.  As at December 31, 2020 there have been no shares issued under this facility.

The Company completed an updated NI 43-101 Technical Report for the Terronera Project, Jalisco State Mexico dated July 31, 2020, with effect July 14, 2020 ("2020 Terronera PFS"). Endeavour management worked with Ausenco Engineering Canada Inc. (Ausenco) on the re-conceptualization and re-engineering of the project to generate the significantly improved 2020.

Subsequent to the publishing the report, the Company proceeded with recommended activities to further optimize the Terronera project and commenced a feasibility study expected to be complete in Q2 2021.

7 Endeavour Silver Corp.

In April 2018, the Company filed a short form base shelf prospectus that qualifies the distribution of up to Cdn$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities").  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be "At-The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to US$35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.  From January 1st to April 21st 2020, the Company issued 2,164,119 common shares under the ATM facility at an average price of $1.56 per share for gross proceeds of $3.4 million, less commissions of $76,000. The ATM program was completed in April 2020.

In total, during 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26.4 million, less commission and financing fees of $1.2 million which has been presented net of share capital.

On December 18, 2020, the Company announced that it had signed a letter agreement to sell its El Cubo Mine and related assets to VanGold Mining Corp. (“VanGold”) for $15 million in cash and share payments plus additional contingent payments. VanGold will pay $15.0 million to Endeavour for the El Cubo assets as follows:

  $0.5 million cash down-payment (received)
  $7.0 million cash on closing on or before March 17, 2021
  $5.0 million in VanGold common shares on closing - priced at Cdn$0.30 per share for a total of 21,331,058 VanGold shares representing 16.1% of VanGold's updated share capital
  $2.5 million unsecured promissory note due and payable within 12 months from closing

VanGold has also agreed to pay Endeavour up to an additional $3.0 million in contingent payments based on the following events:

  $1.0 million - upon VanGold producing 3,000,000 Silver Equivalent ounces from the El Cubo mill
  $1.0 million - if the price of gold closes at or above $2,000 per ounce for 20 consecutive days within two years after closing
  $1.0 million - if the price of gold closes at or above $2,200 per ounce for 20 consecutive days within three years after closing

Closing of the Transaction is subject to satisfaction of certain conditions including final due diligence by VanGold, financing and receipt of all requisite third party and regulatory approvals including the acceptance of the TSXV on or before March 17, 2021, failing which either VanGold or Endeavour may terminate the Agreement.  If the existing tax lien on the assets is not removed on or before closing, VanGold shall be entitled to withhold from the purchase price an amount sufficient to remove the tax lien.

8 Endeavour Silver Corp.

2019

In March 2019, the Company achieved commercial production at the El Compas mine in Zacatecas, Mexico.  Since commercial production the mine approached planned throughput for remainder of 2019, while ore grades were in-line with plan.

In July 2019, the Company acquired the exploration and exploitation rights to two concessions adjacent to the Guanacevi Mine in Durango State, Mexico.  Both concessions cover possible extensions of Endeavour orebodies.

The El Porvenir concession (15 hectares) sits adjacent to the operating Porvenir Norte mine and covers the up dip extension of the Porvenir Norte orebody.  Endeavor had a similar exploration and exploitation right on this property between 2006 and 2008, during which time the Company conducted exploration drilling and small-scale mining.

The El Curso property (40 hectares) lies adjacent to the now closed Porvenir Cuatro mine and covers any possible northwest extension of the Porvenir Cuatro orebody.  Porvenir Cuatro was previously Endeavour's highest grade mine in the district.  Mining at Porvenir Cuatro ended at the boundary with the El Curso property.  The current mine access ramp from Porvenir Cuatro ore body to Milache ore body crosses the entire El Curso property providing existing underground access and infrastructure to facilitate the exploration, development and production of El Curso.

The Company completed an updated NI 43-101 Technical Report for the Terronera Project, Jalisco State Mexico dated April 30, 2019, with effect February 12, 2019 ("2019 Terronera PFS"). The 2019 Terronera PFS included an additional 850,000 tonnes of reserves upgraded in 2018 from in-fill drilling compared to the 2018 Terronera PFS described below.

The Company proceeded with recommended activities to further optimize the Terronera project and improve the economics, including:

  Received final permits to develop the Terronera project
  Continued exploration of nearby veins to expand resources and extend mine life
  Continued investigation of crushing alternatives to provide the lowest cost energy requirement
  Optimization of the grinding circuits to produce an increased particle size
  Continued evaluation of power alternatives to reduce capital costs
  Exploration adit to test geotechnical structure
  Mined bulk sample for increased metallurgical testing

On November 30, 2019 the Company suspended operations at the El Cubo underground mine in Guanajuato, Mexico.  All operational employees were laid off and the mine, plant and tailings facilities are currently on short term care and maintenance while management conducts an evaluation of the alternatives including final closure. During October and November 2019, the mine processed 39,206 tonnes grading 106 Ag g/t and 1.16 Au g/t producing 122,780 silver oz and 1,161 gold oz, a significant decrease from both the prior year and the previous quarter. Silver and gold production did not meet revised 2019 guidance, missing by 9% and 13%, respectively. Suspension costs are estimated to be approximately $3.5-4.0 million, primarily expensed in Q4, 2019, the bulk of which is final severance payments for most of the employees.

9 Endeavour Silver Corp.

During the year ended December 31, 2019, the Company issued 10,717,126 common shares under the ATM facility at an average price of $2.20 per share for gross proceeds of $23.56 million, less commission of $0.53 million.  During the year ended December 31, 2019, the Company also recognized $0.48 million of additional transaction costs related to the ATM financing as share issuance costs, which have been presented net of share capital. Included in the 10,717,126 shares issued under the ATM facility for the year ended December 31, 2019 are 369,488 shares that were sold by the Company at the end of 2019, for net proceeds of $0.87 million, and are reserved for issuance.  Settlement of the shares occurred in the first few days of 2020.

Subsequent to December 31, 2019, the Company issued an additional 114,345 common shares under the ATM facility at an average price of $2.43 per share for gross proceeds of $0.28 million, less commission of $6,000.

2018

In April 2018, the Company filed a short form base shelf prospectus that qualifies the distribution of up to Cdn$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities").  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be "At-The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

The Company completed an updated NI 43-101 Technical Report, Preliminary Feasibility Study for the Terronera Project, Jalisco State Mexico dated September 17, 2018, with effect August 7, 2018 ("2018 Terronera PFS").  The 2018 Terronera PFS estimates 4.4 million tonnes of Probable Mineral Reserves grading 239 g/t silver and 2.53 g/t gold containing 33.4 million silver ounces and 354,000 gold ounces at Terronera. This Terronera PFS has been superseded by the 2019 Terronera PFS as described above.

Initial capital expenditures are estimated to be $75.8 million, comprised of $44.3 million for plant and site infrastructure, $13.7 million for mine development, mine infrastructure and equipment, $9.7 million for owner's costs, construction camp, engineering, procurement and construction management (EPCM), and $8.1 million for contingencies

The capital for the Phase 2 expansion from 750 tpd to 1,500 tpd is estimated to be $39.2 million. The expansion consists of $14.9 million to provide sufficient power from the state power grid, $12.0 million for underground mine development, $6.1 million for plant expansion, $2.0 million for owner's costs, construction camp, and EPCM and $4.2 million in contingencies. An estimated $25.8 million will be required for sustaining capital after commissioning the mine, primarily for mine development and tailings expansion. The total Life of Mine ("LOM") capital requirements are estimated to be $140.7 million.

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LOM average operating costs are estimated to be $46 per tonne for mining, $20 per tonne for processing, $8 per tonne for general and administration, and $4 in royalties for a total cost of $78 per tonne. Using Base Case metal prices of $17 per oz silver and $1,275 per oz gold (compared to $18 silver and $1260 gold in 2017), total cash costs are estimated to be $0.15 per Ag oz net of the gold by-product credit, and all-in-sustaining costs at site are estimated to be $1.36 per Ag oz over the life of the mine

The mine is expected to generate LOM revenue of $815.8 million, EBITDA of $447.7 million and total free cash flow of $193.2 million. Using a discount rate of 5%, the expected discounted net present value is $117.8 million, the expected after tax internal rate of return is 23.5% and payback of capital is 5.4 years, using the Base Case assumptions

Since publishing the 2018 Terronera PFS, the Company has further assessed, refined and optimized parts of the Study and discovered other veins with mineralization which it believes will improve the overall economics.

In 2018, due to the current short mine life at El Cubo, the Company planned and guided a reduced production rate in 2019 to approximately half its 1500 tonne per day capacity, at higher operating costs than 2018, while continuing to explore for new reserves to extend the mine life.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company reduced the production rate in 2019 to approximately half its 1,500 tonne per day capacity.  The lower production rate resulted in higher operating costs.  Accordingly, the Company initiated layoffs to reflect the lower production rate in 2019. The mine continued to run at three shifts per day but the plant moved to one shift per day. Some idled mining equipment at El Cubo was transferred to other operations. Grades were expected to be 10% lower than 2018, while recoveries were expected to remain consistent with 2018.

In 2018, El Compas received its explosives permit, which allowed the mine to accelerate the development of the main access ramp.  As of December 31, 2018, a total of 2.6 kilometres had been developed underground.

Since publishing the El Compas preliminary economic assessment ("El Compas PEA"), the Company continued to optimize mining methods, the crushing circuit and grinding alternatives and was successful on a number of fronts in improving the operating metrics. The work index of the ore and the size on the motor allowed the capacity of the milling circuit to increase to 325 tpd, which allowed for the mining method to be changed to mechanized cut and fill from captive cut and fill. Mechanized cut and fill increases the mining rate but has the same cost profile as captive cut and fill previously disclosed in the El Compas PEA.

The modified plant flow sheet also allowed the Company to increase the ore grind size and produce a single concentrate, while still achieving recoveries similar to those outlined in the El Compas PEA, lowering overall power costs.

As a result of the modified mine plan and plant design and the delay in receiving the explosives permit, the total start up CAPEX was revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas PEA.  However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project.  The Company incurred $15.5 million on capital as of December 31, 2018. The additional costs included $2.2 million in additional mine development, an additional $1.3 million on the plant refurbishment and tailings dam and $0.7 million on site infrastructure. The delay in commercial production increased pre-production costs capitalized to the projects.

11 Endeavour Silver Corp.

Mining and stockpiling of ore and commissioning of the El Compas plant was initiated in the second quarter using low grade ore.  In August, based on recommendations of an independent engineering review, commissioning of the plant was temporarily halted to allow the tailings area to be modified, with improved drainage and deposition plans. The plant commissioning re-commenced in mid-October, however in late December, the ball mill pinion failed which brought plant operations to a halt.  From mid-October to when the pinion failed, the plant processed 11,300 tonnes grading 4.59 g/t gold and 69 g/t silver, producing 1,096 gold ounces and 13,382 silver ounces.

Management re-commenced plant operations after a new pinion was installed in February 2019 and expected to attain commercial production in Q1, 2019.

During the year ended December 31, 2018, the Company issued 3,165,642 common shares under the ATM facility at an average price of $2.61 per share for gross proceeds of $8.3 million, less commission of $0.2 million.

3.2 Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4:              DESCRIPTION OF THE BUSINESS

4.1 General Description

Business of the Company

The Company's principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver and gold from its underground mines at Guanaceví, Bolañitos and El Compas, and is advancing the Terronera project in Mexico.  The Company also has interests and is advancing in certain exploration properties in Mexico and in Chile.

Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  By bringing the money and expertise needed to find new silver ore-bodies, Endeavour successfully re-opened and expanded these mines to develop their full potential.  In 2012, the Company acquired the El Cubo silver-gold mine which came with substantial reserves and resources and in 2016 the Company acquired the El Compas gold-silver mine.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company has constructed and commissioned the El Compas mine, and is advancing its Terronera project to a construction decision.  The Company is also exploring a number of other properties in both Mexico and Chile towards achieving its goal to become a premier senior producer in the silver mining sector.

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

12 Endeavour Silver Corp.

Foreign Operations

As the Company's producing mines and mineral exploration interests are principally located in Mexico, the Company's business is dependent on foreign operations.  As a developing economy, operating in Mexico has certain risks.  See "Risk Factors - Foreign Operations".

Employees

As at December 31, 2020, the Company had approximately 15 employees based in its Vancouver corporate office and employed through its Mexican subsidiaries over 1,100 full and part-time employees in Mexico.  Consultants and contractors are also retained from time to time to assist with or conduct specific corporate activities, development and exploration programs.

Environmental Protection

The Company's environmental permit require that it reclaim certain lands it disturbs during mining operations.  Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.  Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company's estimated obligations is $2.5 million for the Guanaceví mine operations, $2.2 million for the Bolañitos mine operations, $5.1 million for the El Cubo mine operations and $0.2 million for the El Compas mine operations.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the development of sustainability programs for all stakeholders and understands that such programs contribute to the long-term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company's safety policies and practices; supporting health programs for the Company's employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

4.2 Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company's business and the present stage of the Company's development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the Company's current business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company's securities.

Impact of COVID-19 Pandemic

The Company's business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs, mining and processing operations shutdowns, and other factors that will depend on future developments beyond the Company's control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital.

13 Endeavour Silver Corp.

Precious and Base Metal Price Fluctuations

The profitability of the precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company's operations and profitability.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations

Operations in Mexico, Chile and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian or United States dollars, and the majority of the exploration costs of the Company are denominated in United States dollars, Mexican pesos and Chilean pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company's financial position.

14 Endeavour Silver Corp.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations

The capital costs required by the Company's projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company's current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company's mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

There can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company's projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

Exploration and Development

There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company's Guanaceví Mines Project, Bolañitos Mines Project, El Compas Mine Project and Terronera property, none of the Company's properties have any defined ore-bodies with reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

15 Endeavour Silver Corp.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company's operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties.

Decreases in the market price of silver or gold may render the mining of reserves uneconomic.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of silver and gold will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  Mineral reserve and resource estimates may need to be restated to the extent that actual precious metals prices are lower than those assumed in preparing the estimates.

Replacement of Reserves and Resources

The Guanaceví, Bolañitos and El Compas mines are the Company's only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company's mines.  The Company's mines have expected lives of one to four years based on current proven and probable reserves, current production levels and management's estimated conversion of resources to reserves. If the Company's mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy

As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

16 Endeavour Silver Corp.

Integration of New Acquisitions

The Company's success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company's strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

Business or property acquisitions could place increased pressure on the Company's cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of an acquired business or property with the Company's existing operations require significant expenditures of time, attention and funds. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company's previously existing business operations without encountering unexpected costs, difficulties and delays. The attention required from the Company's management team may detract from the Company's day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company's business, operating results, financial condition and the price of the Company's common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations

The Company's operations are currently conducted through subsidiaries principally in Mexico and secondarily in Chile. As such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's mining operations and appropriation of assets. Some of the Company's operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation

The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. The activities of the Company require licenses and permits from various governmental authorities.

17 Endeavour Silver Corp.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Foreign Investment and Income Tax Laws

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit-sharing in Mexico.  While the Company believes it is probable that these amended labour laws will not result in any material obligation or additional profit-sharing entitlements for its Mexican employees, there can be no assurance that this will continue to be the case.

Any developments or changes in such legal, regulatory or governmental requirements as described above or otherwise are beyond the control of the Company and may adversely affect its business.

Obtaining and Renewing Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company's part. The duration and success of the Company's efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.

The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company's operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company's mineral properties, but are unknown to the Company at present.

18 Endeavour Silver Corp.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company's properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company's success. The Company is dependent on the services of key executives including the Company's Chief Executive Officer, President, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing the Company's interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.

In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

19 Endeavour Silver Corp.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements

We prepare our financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2020. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

Economic Conditions for Mining

A decline in the market price for precious metal commodities was experienced from 2013 until the middle of 2020, when prices began increasing to prices more consistent with early 2013. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company's market capitalization was significantly reduced over this period. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company's miner properties may be required.

Substantial Volatility of Share Price

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public's reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Company's common shares.

Any negative change in the public's perception of Endeavour's prospects could cause the price of our securities, including the price of our common shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of mining companies in general could depress the price of our securities, including the price of our common shares, regardless of our results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

20 Endeavour Silver Corp.

Need for additional financing

The Company's current cash and cash-flows may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company's common shares and could result in dilution to shareholders and the interests of shareholders in the net assets of the Company may be diluted.

Differences in U.S. and Canadian reporting of mineral reserves and resources

This AIF has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC's new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC's new rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in this AIF that contain descriptions of the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

21 Endeavour Silver Corp.

Material weaknesses in the internal control over financial reporting

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX") which requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements, which in turn could harm the business and negatively affect the trading price of the Company's common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause us to fail to meet reporting obligations.

Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

Lack of Dividends

The Company has never declared or paid any dividends on the common shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business.  The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

22 Endeavour Silver Corp.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company's financial statements and some or all of the Company's directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company's common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company's audited financial statements.  In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

23 Endeavour Silver Corp.

Anti-Corruption and Anti-Bribery Laws

The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.

Compliance with Canada's Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups.

ESTMA reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.

Information Systems and Cyber Security

Our operations depend, in part, upon information technology systems. Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.3 Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

24 Endeavour Silver Corp.

4.4 Mineral Projects

Summary of Mineral Reserves and Mineral Resources Estimates

The following tables summarize as at December 31, 2020 the Company's estimated Mineral Reserves and Mineral Resources on its material mineral properties, all of which are wholly owned.  Information in the following tables and the notes thereto are extracted from the respective technical reports on the material properties referred to under the description of each property below.

Silver-Gold Proven and Probable Mineral Reserves

Silver-Gold Measured and Indicated Mineral Resources

25 Endeavour Silver Corp.

Silver-Gold Inferred Mineral Resources

Silver-Gold-Lead-Zinc Mineral Resources

Notes to Reserves and Resource Tables

Notes:

1. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves.

2. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3. The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

4. Mineral Resources are exclusive of and in addition to Mineral Reserves.

5. Guanacevi Mineral Resource and Mineral Reserve cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for  Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví; Metallurgical recoveries were 84.6% silver and 85.7% gold for Guanaceví. The cutoff grade applied for resource calculation at the regional polymetallic projects at Guanacevi (Noche Buena and Buena Fe) is 200g/t silver equivalent. The silver equivalent is based on the calculated NSR for each element based on the following price assumptions US$16.29/oz for silver, US$1,195/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.

6. Bolañitos, Mineral Resource and Mineral Reserve cut-off grades are based on 181 g/t silver equivalent for Lucero Ramp, Belen and Veta Madre, 173 g/t silver equivalent for La Luz Ramp and 181 g/t silver equivalent for San Miguel ramp area. Metallurgical recoveries were 84.7% silver and 88.9% gold for Bolañitos

26 Endeavour Silver Corp.

7. El Cubo Mineral Resource and Mineral Reserve cut-off grades are based on a 202 g/t silver equivalent for Area II (that comprises Dolores Mine) of El Cubo and 223 g/t silver equivalent for Areas I&IV (that comprise Santa Cecilia and San Nicolas Mines) of El Cubo. Metallurgical recoveries were 87.0% silver and 86.7% gold for El Cubo.

8. El Compas Mineral Resource and Mineral Reserve cut-off grades are based on a 3.67 g/t gold equivalent. Metallurgical recoveries were 67.0% silver and 82.0% gold for El Compas

9. Mineral Resource cut-off grades for Terronera was 150 g/t silver equivalent and the Mineral Reserve cut-off grades for Terronera and La Luz Deposits were 160 g/t and 216 g/t silver equivalent respectively.

10. Mineral Resource and Mineral Reserve cut-off grades are based on a 100 g/t silver equivalent for Guadalupe y Calvo.

11. Parral Mineral Resources are estimated at a cut-off grade of 130 g/t AgEq for Palmilla, Veta Colorada, and San Patricio, 200 g/t Ag for Sierra Plata, and an NSR cut-off value of US$55/t for El Cometa. The NSR and AgEq values are based on estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges. Metal price assumptions were: US$17/oz Ag, US$1,275/oz Au, US$1.15/lb Zn, and US$1.00/lb Pb. A minimum mining width of 1.5 m was used for Sierra Plata, and 1.75 m for all other veins.

12. Calicanto Mineral Resources are estimated at a cut-off value of US$200 VIT (value in-situ) for Calicanto, Santa Fe and Misie veins areas. The VIT values are based on metal price assumptions of US$23.98/oz Ag, US$1,815/oz Au, US$3.5/lb Cu, US$0.94/lb Pb, and US$1.25/lb Zn. A minimum mining width of 1.0 m was used.

13. Mining recoveries of 93% were applied for Guanaceví, Bolañitos and El Compas, 88% for El Cubo and 95% for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.

14. Dilution factors for Mineral Reserve Estimate calculations averaged 34.7% for Guanaceví, 34% for Bolañitos and 35.7% for El Compas, and 10% for Terronera. For current operations dilution factors are based on vein width diluted to width of drive for lateral sill preparation (generally >30%) and internal stope dilution calculations and external dilution factors of 15% for cut and fill mining and 30% for long hole mining.

15. Silver equivalent grades and ounces are based on a 80:1 silver:gold ratio and calculated including only silver and gold.

16. Probable Mineral Reserves for Terronera includes the Terronera and La Luz Deposits.

17. Inferred Mineral Resources for Terronera includes the Terronera, La Luz and Real Alto Area.

18. Indicated and Inferred Silver-Gold Mineral Resources for "Parral" includes the Colorada, Palmilla and San Patricio areas.

19. The Veta Colorada structure (Parral) does not contain gold on an economic scale.

20. Price assumptions for Guanaceví, Bolañitos, El Cubo and El Compas are US$16.51/oz for silver, US$1,465/oz for gold.

21. Price assumptions for Terronera are US$17/oz for silver, US$1,275/oz for gold.

22. Price assumptions for Parral are US$15/oz for silver, US$1,275/oz for gold.

23. Figures in tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

24. See "Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources".

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanaceví Mines Project is extracted from a technical report titled "National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2016 and dated March 3, 2017 and amended March 27, 2018.  The complete report can be viewed on SEDAR at www.sedar.com.  The technical report is incorporated by reference in its entirety into this AIF.

Executive Summary

Introduction

27 Endeavour Silver Corp.

Hard Rock Consulting, LLC ("HRC") was retained by Endeavour Silver Corp. ("EDR") to complete an independent technical audit and to update the mineral resource and reserve estimates for the Guanaceví Project (the "Project") located in Durango State, Mexico. This report presents the results of HRC's efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 ("NI 43-101").

This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

Property Description and Ownership

The Guanaceví Project is located in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví, and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

Status of Exploration

In 2016, EDR spent US $1,297,698 (including property holding costs) on exploration activities, primarily at the Porvenir and Santa Cruz mines. Surface and underground drilling programs were carried out at both mine localities, totaling 6,985 m in 30 holes, with a total of 3,070 samples submitted for assay. Regional field exploration was conducted over several concessions peripheral to the Guanaceví Project, and included collection and analysis of 323 rock samples.

28 Endeavour Silver Corp.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2016 exploration season, EDR had completed 690 diamond drill holes totaling 191,116 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Mines Project. Of this total, approximately 147,718 m of diamond drilling in 504 holes were completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 54,799 samples were collected and submitted for assay.

Development and Operations

Conventional cut and fill mining or by long hole stope methods are employed at Guanaceví. Cut and fill stopes are generally 15m long and 5m high, and long hole stopes are 15m long and 20m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-cuts are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

In the upper parts of the mine, stope access is by short (10m to 40m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5m by 3.5m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down the cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 15%. In the lower parts of the mine (below the water table) stope access is by 90m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0m by 3.5m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2m to 2.5m high via vertical up-hole drilling or by breasting. The broken material is mucked out using scooptrams (2 yard or 3.5 yard depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width, the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill.

In 2016, the total ore production was approximately 19% from the Porvenir North mine, 74% from the Santa Cruz mine and 7% from Porvenir 4.

The production from the Porvenir North mine was distributed in three main areas of the mine (Upper Porvenir North, Deep Porvenir North and Central Porvenir North).  The area of Upper Porvenir North, provided 34% of production from the mine.  The stopes that contributed the most in this area were the R-3122, 3123-R and R-3124.  In Deep Porvenir North, production was from the R-3133 and R-3134 stopes which represented 8% of the production.  Central Porvenir North produced the most tonnage providing 39% of the total production.  Stopes that contributed from this were the R-3145-2, R-3146-2, R-3149 and R-3150.  The development from Porvenir North produced 15% of production from the mine.  In the Upper Porvenir North mine development was from the S-3117, S-3122 and S-3123 levels.  In Central Porvenir North mine development was from the S-3149, 3150-S and S-3157 levels.

In the Santa Cruz mine, the main ramp development was advanced to the 3359 and 3360 levels.  During 2016 continued side ramps were developed to enter the main vein at the southern end of mine.  Lateral ramps were developed from the ramp on the 4118, R-3348, 3349-R, R-3350 and R-3351 levels.  Historic workings on level 13 were also opened to extract remnant ore zones.  Production from stopes concentrated on the R-3352, R-3353, R-3354, R-3356, 3357-R and R-3359 stoping levels with R-3352 being the largest contributor.  These stopes presented approximately 80% of the total production from Santa Cruz during 2016. Development ore represented approximately 7% of the total production.

29 Endeavour Silver Corp.

In the Porvenir 4 mine development concentrated on the 3508 and 3509 ramps. Production from the mine was mainly from the S-3507, S-3508 and B S-3509 levels.  Ore from these stopes represented approximately 24% of ore generated from the mine. Stope production concentrated on the R-3506, R-3507, R-3508, R-3508 B INT B Y R-3509 stopes.

As of December 31, 2016, the Guanaceví mines project had a roster of 546 employees and an additional 387 contractors. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented in this report. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. The mineral resources reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

HRC estimated the mineral resource for the Guanaceví Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted ("ID") algorithm. Datamine Studio RM® V1.0.73.0 ("Datamine") software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 ("Leapfrog"), which was used to produce the geologic model. The metals of interest at Guanaceví are gold and silver.

The Guanaceví mineral resource is comprised of 22 individual veins. The veins are further subdivided by area and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (4 veins) or as 3-dimensional ("3D") block model (18 veins).

The resources based on the 2D polygonal methods are estimated by using a fixed distance VLP from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

HRC constructed the 3D vein models using Leapfrog. Eighteen veins were modeled using a linear interpolation methodology and sample intervals.  Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, topography, and the concession boundaries.

The mineral resource estimate includes all analytical data obtained as of December 31, 2016. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 198 gpt, assuming a silver price of $16.29 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction.

30 Endeavour Silver Corp.

The mineral resources for the Guanaceví mine as of December 31, 2016, are summarized in Table 1-1. The resources are exclusive of the mineral reserves.

Table 1-1  Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	69,000	284	248	550,300	0.47	1,000
Indicated	2,271,000	351	296	21,595,600	0.72	52,800
Measured +Indicated	2,340,000	349	295	22,145,900	0.71	53,800
Inferred	638,000	441	379	7,769,400	0.82	16,900

1. Measured, Indicated and Inferred resource cut-off grades were 198 g/t silver equivalent at Guanaceví.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 82.5% silver and 85.4% gold.

4. Silver equivalents are based on a 75:1 silver: gold ratio

5. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA-QP, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR.  The mineral reserve estimate for EDR's Guanaceví Project has an effective date of December 31st, 2016.  The mineral reserve estimate includes the Santa Cruz and Porvenir Norte areas of the mine and the ore stockpiles at the mill site.  Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2016.  All the stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

HRC utilized Datamine's Mineable Shape Optimizer ("MSO") program to generate the stopes for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM.  Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine's MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Guanaceví property is 198 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries.

31 Endeavour Silver Corp.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated above, and utilizing Datamine's MSO program to generate stope designs for the reserve mine plan.  The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2016 are summarized in Table 1-2.  The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2  Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	86.5	284	247	686.2	0.49	1.37	26%
Probable	508.2	311	262	4,285.20	0.64	10.48	30%
Total Proven and Probable Reserves	594.7	307	260	4,971.40	0.62	11.84	29%

1. Reserve cut-off grades are based on a 198 g/t silver equivalent.

2. Metallurgical Recoveries were 82.5% silver and 85.4% gold.

3. Mining Recoveries of 95% were applied.

4. Minimum mining widths were 1.4 meters.

5. Dilution factors averaged 29%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

6. Silver equivalents are based on a 75:1 silver:gold ratio.

7. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.

8. Mineral resources are estimated exclusive of and in addition to mineral reserves.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

32 Endeavour Silver Corp.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Guanaceví Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at thep project and within the district surrounding the mine. Since EDR took control of the Guanaceví mines Property, new mining areas have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

2017 exploration budgets for Guanaceví are approved for 8,000 meters of drilling.  The approved budget for this drilling is estimated at US $1,200,000 for the year.

HRC recommends that the continuation of the conversion of all resources into reserves from 2D polygons to 3D block models be continued.  During 2015 and 2016, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

Currently EDR utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.  The chip and muck samples should be used to develop the production model.  This will help in keeping data densities consistent in each modeling effort and allow another level into the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparisons on planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models.  By comparing the LOM plan on a monthly basis to the plant production the actual physical location of the material mined may be different in the plan versus the actual area that was mined.  Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill.  The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models.  The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.  On a yearly basis, the mill production should be reconciled to the final concentrate shipments and resulting adjustment factors should be explained and reported.

Guanaceví Mines Project 2020 Company Update

Exploration Update

In 2017, the Company spent $1.4 million (including property holding costs) on exploration activities, mainly on underground drilling, conducted at the Porvenir and Santa Cruz Mines. The underground drilling program included a total of 6,794 metres in 29 holes, with a total of 2,995 samples submitted for assay. Field exploration activities were carried out over numerous concessions peripheral to the Guanaceví Project, and included the collection and analysis of 157 rock samples.

In 2018, the Company spent $0.7 million (including property holding costs) on exploration activities, mainly on underground drilling conducted at the Porvenir, Santa Cruz and Milache Mines. The underground drilling program included a total of 5,691 metres in 24 holes.

33 Endeavour Silver Corp.

In 2019, the Company spent $0.8 million (including property holding costs) on exploration activities, mainly on underground drilling conducted at the Porvenir, Santa Cruz and Milache Mines. The underground drilling program included a total of 6,525 metres in 32 holes.

The holes intersected high grades over mineable widths to extend the three orebodies outside of the current mine plans.  Drilling highlights in the Porvenir Norte orebody include 251 g/t silver and 0.93 g/t gold for 325 g\t silver equivalent over a 3.0 metre true width. Drilling highlights in the Santa Cruz orebody include two intersections in parallel veins, 2,175 g/t silver and 2.93 g/t gold for 2,409 g/t Ag Eq over a 1.0 metre true width; and 579 g/t silver and 0.78 g/t gold for 642 g/t AgEq over 3.9 metres in hole UG-75.

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company is required to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price.

The El Porvenir concession sits adjacent to the Porvenir Norte mine and covers 15 hectares including the projected extension of the Porvenir Norte orebody.  The Company had a similar exploration and exploitation right on this property between 2006 and 2008, during which time the Company conducted exploration drilling and small-scale mining.

The El Curso property lies adjacent to the now closed Porvenir Cuatro mine and covers 40 hectares including the northwest extension of the Porvenir Cuatro orebody.  Porvenir Cuatro was previously Guanaceví's highest grade mine in the district where mining ended in 2018 at the boundary with the El Curso property.  The current mine access ramp from Porvenir Cuatro to Milache crosses the entire El Curso property and provides existing underground access and infrastructure to facilitate the exploration, development and production of El Curso.

Drilling of the El Curso concession commenced late in Q3, 2019 intersecting the mineralized vein, an extension of the historical Porvenir Cuatro ore body. Drilling highlights from the first ten drill holes include 1,182 g/t silver and 3.07 g/t gold for 1,427 g/t silver equivalent over a 5.1 metre true width and defines a 200 metres long x 200 metres deep northwest extension of the high grade Porvenir Cuatro orebody.

In 2020, the Company spent $0.8 million drilling 7,240 metres in 22 holes to extend and delineate the northwest extension of Porvenir Cuatro ore body on the El Curso concession. The extension measure over 600 metres long and 400 metres deep and still open at depth.

34 Endeavour Silver Corp.

For 2021, management has approved a $2.0 million exploration budget for Guanaceví district, including 11,500 metres of underground drilling. The main objective is to determine the extension to depth of the Santa Cruz vein in the Milache ore body and continued extension along strike and to depth of the Porvenir Cuatro body.

Mineral Resource Estimation

The estimation of the mineral resource for the Guanaceví mining operation is based on drill hole data constrained by geologic vein boundaries.  Both, exploration and production data are used for modelling estimation and classification. The interpolation is assessed through Ordinary Kriging algorithm. The channel composite database cut-off date for mineral resource estimation was August 31, 2020. The exploration database cut-off date for mineral resource estimation was December 15, 2020.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 16 composites, laying within a distanced no greater than 15 metres. Indicated mineral resources are these blocks estimated by at least 4 composites laying no farther than 25 metres from samples. Inferred mineral resources are those blocks, which distance to borehole composites and channel samples is greater than 50 metres.

Mineral Resources stated as at 31 of December 2020

Resource Classification	Tonnes	Silver g/t	Gold g/t	Silver oz	Gold oz

Measured	95,000	405	0.88	1,240,000	2,700
Indicated	566,000	331	0.85	6,603,000	14,900
Total Measured & Indicated	661,000	369	0.83	7,843,000	17,600

Total Inferred	866,000	495	1.18	13,765,000	32,700

Notes for mineral resource estimation

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the mineral resources will be converted into mineral reserves.

2. Mineral resources are exclusive of and in addition to mineral reserves

3. Guanaceví Mineral Resource and Mineral Reserve cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanaceví, 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for Milache of Guanaceví and 280 g/t silver equivalent for Porvenir Norte and the El Curso concession of Guanacevi;

4. Dilution factor and Mining recovery for Mineral Resources are not applied.

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold

Mineral Reserve Estimation

The mineral reserve estimate includes the Santa Cruz, Porvenir Norte, Milache and Porvenir Cuatro areas of the mine.

The mining breakeven cut-off grade includes internal stope dilution and was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. Silver equivalent grade is calculated as the silver grade plus (gold grade multiplied by 80), taking into account gold and silver prices and expected mill recoveries.

35 Endeavour Silver Corp.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated below, while utilizing Vulcan software to generate stope designs for the reserve mine plan.  The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 15 metres of existing development and for which EDR has a mine plan in place.
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 25 metres to 35 metres either vertically or horizontally from development and the drill holes data.

Mineral Reserves stated as at 31 of December 2020

Resource Classification	Tonnes	Silver g/t	Gold g/t	Silver oz	Gold oz

Proven	141,000	319	0.82	1,445,000	3,700
Probable	948,000	346	0.95	10,554,000	28,800
Total Proven & Probable	1,089,000	343	0.93	11,999,000	32,500

Notes for mineral reserve estimation

1. Guanaceví Mineral Resource and Mineral Reserve cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanaceví, 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for Milache of Guanaceví and 280 g/t silver equivalent for Porvenir Norte and the El Curso concession of Guanacevi;

2. Guanaceví Metallurgical Recoveries are 84.6% silver and 85.7% gold

3. Mining recoveries of 93% were applied for mineral reserve estimate calculations

4. Minimum mining widths are 0.8 meters for mineral reserve estimate calculations

5. Dilution factor is 34.7%, the dilution factors are calculated based on estimates of internal dilution of cameras and external empirical factor dilution.

6. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold

Bolañitos Mines Project (formerly the Guanajuato Mines Project), Guanajuato State, Mexico

The following summary of the Bolañitos Mines Project is extracted from the technical report titled "National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico" prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2016 and dated March 3, 2017 and amended March 27, 2018. The complete report can be viewed on SEDAR at www.sedar.com.  The technical report is incorporated by reference in its entirety into this AIF.

36 Endeavour Silver Corp.

Executive Summary

Introduction

Hard Rock Consulting, LLC ("HRC") was retained by Endeavour Silver Corp. ("EDR") to complete an independent technical audit and to update the mineral resource and reserve estimates for the Bolañitos Project (the "Project") located in Guanajuato State, Mexico. This report presents the results of HRC's efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 ("NI 43-101"). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is located in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

Geology and Mineralization

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation.  Mineralization is known to dissipate at the contact with the Esperanza Formation.

37 Endeavour Silver Corp.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in "shoots" distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

Status of Exploration

In 2016, EDR spent US $240,249 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project. The target areas explored at the Bolañitos Project in 2016 included:

  Bolañitos North (La Luz-San Antonio de los Tiros),

  La Loba Margaritas, and

  Bolañitos South (San Cayetano and Emma)

A combined total of 9 drillholes were completed in the Bolañitos North (4 holes) and Bolañitos South (5 holes) areas for a total of 2,528 meters. Geological mapping and surface sampling was conducted in all three of the areas explored.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drill hole data constrained by geologic vein boundaries under the direct supervision of HRC. Datamine Studio RM® V1.0.73.0 ("Datamine") software was used to audit the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 ("Leapfrog"), which was used to produce a geologic model. The metals of interest at Bolañitos are gold and silver.

The Bolañitos mineral resource is comprised of 21 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (9 veins) or as 3-dimensional ("3D") block model (12 veins). The 3D models have been split into 2 areas based on the vein location within the deposit.

38 Endeavour Silver Corp.

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block.  Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

HRC validated the vein models provided by EDR using Leapfrog. Ten veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to insure sample selections for compositing were contained within the modeled veins. HRC confirmed the areas reported in EDR resource sheets loading AutoCAD® long VLP's provided by EDR into ArcGIS® software, and tracing the perimeter of the resource blocks and measuring the area with the built-in measuring tool. The dip of the vein and true thickness are known variables.

The mineral resource estimate for the Bolañitos Project as of December 31st, 2016, is summarized in Table 1-1. The mineral resources are exclusive of the mineral reserves.

Table 1-1  Mineral Resource Estimate, Effective Date December 31st, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz	g/t	oz
Measured	89,000	329	150	427,600	2.29	6,500
Indicated	698,000	325	162	3,630,300	2.04	45,800
Measured + Indicated	787,000	325	161	4,057,900	2.07	52,300
Inferred	1,150,000	330	153	5,674,700	2.29	84,800

1. Measured, Indicated and Inferred resource cut-off grades were 162 g/t silver equivalent at Bolañitos.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 79.6% silver and 84.5% gold.

4. Silver equivalents are based on a 75:1 silver:gold ratio

5. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP Member, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR.  The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of December 31st, 2016.  Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2016.  All of the stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

HRC utilized Datamine's MSO (Mineable shape optimizer) program to generate the stopes for the reserve mine plan.  The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM.  Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine's MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold.  The average cut-off grade used for the Bolañitos property is 162 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries.

39 Endeavour Silver Corp.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as previously stated, and utilizing Datamine's MSO program to generate stope designs for the reserve mine plan.  The Bolañitos Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

The Proven and Probable mineral reserves for the Bolañitos Project as of December 31, 2016 are summarized in Table 1-2.  The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2  Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	157.2	311	90	456.7	2.84	14.34	21%
Probable	238.2	245	104	798.3	1.81	13.82	20%
Total Proven and Probable Reserves	395.4	271	99	1255.0	2.22	28.17	21%

1. Reserve cut-off grades are based on a 162 g/t silver equivalent.

2. Metallurgical Recoveries were 79.6% silver and 84.5% gold.

3. Mining Recoveries of 95% were applied.

4. Minimum mining widths were 0.8 meters.

5. Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

6. Silver equivalents are based on a 75:1 silver:gold ratio.

7. Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.

8. Mineral resources are estimated exclusive of and in addition to mineral reserves.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These mineral resources and reserves form the basis for EDR's ongoing mining operations at the Bolañitos Mines Project.

40 Endeavour Silver Corp.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.  Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good.  Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage.

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2017, EDR will conduct a surface drilling program in the Bolañitos South and Bolañitos North areas.  The planned program included 6,000 meters of drilling at an estimated cost of $900,000.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued.  During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.  The chip and muck samples should be used to develop the production model.  This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location.  Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill.  The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models.  The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances.  The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

41 Endeavour Silver Corp.

Bolañitos Mines Project 2020 Company Update

Exploration Update

In 2017, the Company spent $0.8 million on exploration activities, including surface and underground drilling at the Bolañitos Project.  Surface drilling was conducted at the Bolañitos South (San Cayetano) and Siglo XX Targets, totalling 3,442 metres in 12 drill holes. The underground drilling program focused on the La Luz and Plateros veins, a total of 17 drill holes were completed with 3,866 metres.

In 2018, the Company spent $0.7 million on exploration activities, including surface and underground drilling at the Bolañitos Project.  Surface drilling was conducted at the San Miguel, Herradura and Belen targets totalling 4,197 metres in 23 drill holes. The underground drilling program focused on the La Luz and Plateros veins, a total of 45 drill holes were completed with 9,945 metres.

In 2019, the Company spent $0.8 million completing 8,671 metres in 54 drill holes testing extensions of current ore bodies. Drilling intersected high grades over mineable widths in the Plateros, San Miguel and Bolañitos Norte veins which are expected to extend the mine life.  Drilling highlights in the San Miguel vein just north of the Bolanitos plant include 58 g/t silver and 22.1 g/t gold for 1827 g/t silver equivalent over a 3.5 metre true width. New high-grade vein mineralization has now been delineated over a 250 metre length by 130 metre depth below and northwest of the old San Miguel mine workings, still open to the northwest. Drilling highlights in the Plateros vein just west of the Bolanitos plant include 108 g/t silver and 4.25 g/t gold for 448 g/t Ag Eq over a 2.3 metre true width. New high-grade vein mineralization has now been delineated over a 250 metre length by 120 metre depth below the Plateros mine workings where Endeavour is currently mining, still open at depth and to the southeast.

The recently discovered San Miguel vein, which is interpreted to be a northern splay of the Bolañitos vein is included in the 2020 mine plan.

In 2020, the Company spent $0.7 million to drill 10,505 metres in 37 holes targeting the San Miguel, Melladito vein and San Bernabe vein splays. The Company intersected significant mineralization with ore grades over mineable widths, located about 300 metres from current and historic mine workings.  Drill holes BN-40, 42, 57 extend the Melladito vein mineralization further to the north and at depth, drill holes 50, 52, 58 extend the Melladito vein mineralization further to the east and near surface to possibly connect with the San Pablo mine workings, and drill holes 45, 47 extend the Melladito vein mineralization another 200 metres north on the other side of the San Ramon and Providencia shafts. The Melladito mineralized zone now measures up to 200 m long by more than 250 m deep, still open at depth and to the north.

Three holes drilled along the San Bernabe vein system highlighted by hole BN-59 which returned 7.91 gpt gold and 12 gpt silver over a 2.7 m true width.

42 Endeavour Silver Corp.

In 2021, the Company plans to conduct a 11,500 metre underground drill program focused on the Plateros, San Miguel and Melladito veins for budgeted to cost $1.9 million.

Mineral resources estimation

The channel composite database cut-off date for mineral resource estimation was August 31, 2020. The exploration database cut-off date for mineral resource estimation was October 31, 2020.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 16 composites, laying within a distanced no greater than 15 metres. Indicated mineral resources are these blocks estimated by at least 4 composites laying no farther than 25 metres from samples. Inferred mineral resources are those blocks, which distance to borehole composites and channel samples is greater than 50 metres.

Mineral resources stated as at 31 of December 2020

Resource Classification	Tonnes	Silver g/t	Gold g/t	Silver oz	Gold oz

Measured	35,000	76	2.37	85,000	2,600
Indicated	433,000	166	2.27	2,314,000	31,600
Total Measured & Indicated	468,000	159	2.27	2,399,000	34,200

Total Inferred	625,000	120	2.52	2,411,000	50,700

Notes for mineral resource estimation

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the mineral resources will be converted into mineral reserves.

2. Mineral resources are exclusive of and in addition to mineral reserves

3. Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on a 181 g/t silver equivalent for the Lucero ramp, Belen and Veta Madre, 173 g/t for the La Luz ramp and 181 g/t for San Miguel ramp area of Bolanitos.

4. Dilution factor and Mining recovery for Mineral Resources are not applied.

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold

Mineral reserves estimation

The reserve calculation for the Bolañitos mining operation was completed with an effective date of December 31st, 2020.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold.  The average cut-off grade used for the Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on a 181 g/t silver equivalent for the Lucero ramp, Belen and Veta Madre, 173 g/t for the La Luz ramp and 181 g/t for San Miguel ramp area of Bolanitos. Silver equivalent grade is calculated as the silver grade in addition to gold grade multiplied by 80, taking into account gold and silver prices and expected mill recoveries.

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Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as previously stated, and utilizing program to generate stope designs for the reserve mine plan.  The Bolañitos mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 15m of existing development and for which Endeavour has a mine plan in place.
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 25 metres to 35 metres either vertically or horizontally from development and the drill holes data.

Mineral reserves stated as at 31 of December 2020

Resource Classification	Tonnes	Silver g/t	Gold g/t	Silver oz	Gold oz

Proven	76,000	34	2.62	83,000	6,400
Probable	237,000	53	2.51	405,000	19,100
Total Proven & Probable	313,000	49	2.53	488,000	25,500

Notes for mineral reserve estimation

1. Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on a 181 g/t silver equivalent for the Lucero ramp, Belen and Veta Madre, 173 g/t for the La Luz ramp and 181 g/t for San Miguel ramp area of Bolanitos.

2. Bolañitos Metallurgical Recoveries are 84.7% silver and 88.9% gold

3. Mining recoveries of 93% were applied for mineral reserve estimate calculations

4. Minimum mining widths are 0.8 metres for mineral reserve estimate calculations

5. Dilution factor is 34%, the dilution factors are calculated based on estimates of internal dilution of cameras and external empirical factors dilution.

6. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold

Terronera Project, Jalisco State, Mexico

On August 6, 2020, the Company filed the technical report titled "Endeavour Silver Corp, Terronera Project, Jalisco State, Mexico" ("2020 Terronera PFS") prepared by Ausenco Engineering Canada Inc. dated July 31, 2020 with an effective date of July14, 2020.  The complete report can be viewed on SEDAR at www.sedar.com.  The technical report is incorporated by reference in its entirety into this AIF.

Executive Summary

1.1 Overview

Ausenco Engineering Canada Inc. (Ausenco) prepared the Technical Report (the Report) for Endeavour Silver Corp. (Endeavour Silver) to summarise the results of an updated pre-feasibility study (UPFS) on the Terronera Silver Gold Project (the Terronera Project).

In this Report, the term San Sebastián Property refers to the entire area covered by the mining concessions. The term Terronera Project refers to an area within the mining concession and separate surface lands on which the current exploration programs, Mineral Resource and Mineral Reserve estimates are located.

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1.2 Property Description and Location

The Terronera Project is located in San Sebastian, a historic silver mining district in Mexico. The property consists of two deposits: Terronera and La Luz. The site is located, approximately 160 km west of Guadalajara and 50 km northeast of Puerto Vallarta, Jalisco State, Mexico and is accessed by paved state highways and maintained all-weather gravel roads. The exploration project was acquired in 2010, the first discovery was made in 2012.

Source: Terronera NI43-101 Technical Report, April 30, 2019

Figure 1-1 Terronera Project Location Map

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1.3 Accessibility, Climate, Local Resources, Infrastructure & Physiography

The project is located in Jalisco State, in the town of San Sebastián del Oeste which is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. The weather is predominantly humid in the winter and dry and warm during the spring. The mean annual temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

Source: Terronera NI43-101 Technical Report, April 30, 2019

Figure 1-2 View of the Town of San Sebastián from Bufa

1.4 History

San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of smelters had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As of 2013, the La Quiteria Mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

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Historic exploration performed on the San Sebastian Property is summarized in Table 1-1.

Table 1-1 Summary of Historic Exploration on the San Sebastian Property

Year	Company	Exploration
1921	Various, unknown	After the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de Los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de Los Pinos. This work eventually ended and many of the concessions were allowed to elapse.
Late 1980s	IMMSA	Exploration begins in Sebastián del Oeste district.
1992 - 1995	IMMSA

Detailed geological mapping and sampling of outcropping structures including the La Quiteria, San Augustin and Los Reyes veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines.

1995 - 2010	IMMSA

An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera Vein. Drilling succeeded in intersecting widespread silver- gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths.

Drilling was suspended and quantification of mineral resources was not undertaken.

2010	Endeavour Silver / IMMSA	Endeavour Silver acquires option to purchase San Sebastián properties from IMMSA.
2010	Endeavour Silver	Data compilation, geological mapping, rock chip and soil sampling.
2011	Endeavour Silver	Geological mapping, rock chip sampling, topographic surveying. Core drilling (36 holes; 7,688.25 m). Resource estimate.
2012	Endeavour Silver	Core drilling (32 holes; 13,237.1 m). Updated resource estimate.
2013	Endeavour Silver	Geological mapping, trenching, rock chip and trench sampling. Core drilling (30 holes; 8,573.5 m). Updated resource estimate.
2014	Endeavour Silver	Geological mapping, trenching, rock chip and trench sampling. Core drilling (27 holes; 8,204.20 m).
2015	Endeavour Silver	Geological mapping, trenching, soil and trench sampling. Core drilling (27 holes; 6,133 m. Updated resource estimate. Preliminary economic assessment.
2016	Endeavour Silver	Reconnaissance exploration, rock chip and soil sampling. Core drilling (19 holes; 5,670 m).
2017	Endeavour Silver	Geological mapping, trenching, rock chip and trench sampling. Core drilling (47 holes; 2,252 m). Updated resource estimate. Pre-feasibility study. First-time declaration of Mineral Reserves.
2018	Endeavour Silver	Core drilling (39 holes; 18,774 m). Updated resource estimate.
2019	Endeavour Silver	Updates to mine design and production schedule from 2017 pre-feasibility study
2020	Endeavour Silver	UPFS

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1.5 Geology and Mineralization

The San Sebastián region cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de Los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans approximately 3 km x 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can host high grade silver-gold mineralized deposits. For example, the La Quiteria Vein ranges up to 15 m thick, and the Santa Quiteria Mine averages about 280 g/t silver (Ag) and 0.5 g/t gold (Au) over a 3 m to 4 m width. This high-grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6 Deposit Types

The San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, sub horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Terronera Project have yet been established precisely.

1.7 Exploration

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project. Initial work included data compilation, field mapping, and sampling. Surface mapping was completed on the Real Alto in the southern part of the Project. A soil geochemistry survey was conducted over the Real Alto zone.

Mapping and sampling of structures in the Santiago de Los Pinos area, including La Luz, Los Reyes, El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras, Coloradas, Los Cuates, La Yesquilla, and La Ermita Areas, were conducted, as well as mapping and sampling of the Terronera Vein near the town of San Sebastián del Oeste.

2012 exploration activities focused on surface sampling at the Quiteria West (Los Leones and La Cueva), Terronera and La Zavala areas.

In 2013, Endeavour Silver conducted geological mapping, trenching and sampling at the Terronera Project. Mapping mainly focused on the projection south of the Terronera Vein, La Zavala Vein, the Quiteria West structures, and some samples were collected at the extension east of the Real Vein at the Real Alto area.

Exploration activities in 2014 were mainly conducted at the Quiteria West and Terronera NW areas, including sampling at the Terronera, Lupillo, El Salto and La Cascada Mines located over the Terronera Vein and the Resoyadero, La Tapada 2, Otates, Tajo los Cables, El Toro, ZP3, Copales, Mina 03, Mina 04 and Cotete areas/mines at the Quiteria. A West Vein trenching program was also conducted over the projection of the Quiteria West (east and west parts) and Terronera (northwest part) Veins. Regional geological mapping around the Terronera Project was undertaken.

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In 2015, Endeavour Silver conducted geological mapping, trenching and a soil geochemical survey at the Terronera Project. Mapping included the Terronera North, La Zavala, El Fraile, El Padre, SE part of Quiteria-Democrata and La Ermita areas. The trenching program was conducted over the Democrata and La Luz veins. The soil geochemical survey was conducted to find the possible east extension of the Democrata and Quiteria veins, while simultaneously conducting geological mapping. Regional exploration continued in concessions located around the Terronera Project.

In 2017, geological mapping, trenching and sampling was conducted at the Terronera Project with the objective of determining the importance of structures located within the Endeavour Silver concessions in order to be considered drilling targets. The analyzed structures include: Terronera NW, Quiteria West, Los Espinos-Guardarraya, El Jabalí, El Fraile, Vista Hermosa, La Escondida, El Armadillo, La Atrevida, Miguel, Santana, Peña Gorda and Los Tablones.

1.8 Drilling

Endeavour Silver conducted the first drill program at the Real Alto (Real, Animas-Los Negros, Escurana and Tajo veins) and Quiteria West Targets in 2011. In 2012, the surface drilling program continued at Real Alto and a single deep drill hole was drilled at Quiteria West.

The drilling program over the Terronera Vein was conducted from early 2012 to the end of 2016, the structure has been tested with 149 drill holes totalling 43,526 m. Additionally seven drill holes were completed at the Terronera North area (2,783 m).

In 2016, exploration activities focused on the definition and evaluation of new drilling targets around the Terronera Project and near the future Mine Operations. Nine drilling objectives were tested, including La Luz.

Between 2011 and 2016, Endeavour Silver had drilled 70,885 m in 248 diamond drill holes over the entire Terronera Project. Holes were drilled from surface and 22,351 samples have been collected and submitted for analysis.

During 2017, a total of 12,252 m drilled in 47 drill holes, mainly conducted at La Luz (to date a total of 41 drill holes have been completed over the structure totalling 9,796 m of drilling), with the objective to add Mineral Resources to the Terronera Project. Eight other structures were also tested (El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West). The 2017 drilling program included 2,308 samples.

During 2018, a total of 18,774 m drilled in 39 surface diamond drill holes, were advanced on the Terronera vein including 3,007 samples collected and submitted for analysis

In 2018, Endeavour Silver engaged Knight Piésold Ltd. (KP) to provide geomechanical and hydrogeological support for the proposed underground mine over the La Luz vein of the Terronera Project.

The investigation program consisted of geomechanical drill holes with core orientation and detailed geomechanical logging, a hydrogeological packer testing at approximately 30 m intervals, and a nested vibrating wire piezometer installation.

Three drill holes were completed by the end of 2018, totalling 575 m, and one more drill hole for 215 m was completed in early 2019.

49 Endeavour Silver Corp.

1.9 Sample Preparation, Analyses and Security

Since September, 2014 sampling has coincided with core recovery. Drilling is subject to daily scrutiny and coordination by Endeavour Silver's geologists.

The core storage facilities at Terronera are located at a permanent structure located at the town of Santiago de Los Pinos in the Project area.

All of Endeavour Silver's samples of rock and drill core are bagged and tagged at the Terronera Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results. Drilling on the Terronera Project included a QA/QC program.

A total of 3,007 samples, including control samples, were submitted during Endeavour Silver's surface drilling program at Terronera from March 2018 through August 2018. A total of 148 pulps were also submitted for check assaying.

1.10 Data Verification

P&E conducted verification of the drill hole assay database by comparison of the database entries with the assay certificates, which were sent to P&E in digital format directly from the ALS.

Assay data from June 2016 through August 2018 were verified for the Terronera Project. For the La Luz Deposit, 97.5% of the constrained drilling assay data were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database. For the Terronera deposit, 97.4% of the constrained drilling assay data for the holes drilled since 2016 were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database.

Mr. Burga, P.Geo., most recently visited the Terronera Project in January and October of 2018. In January, 2018, he collected twelve core samples from 10 drill holes from the La Luz Vein area, and three core samples from two drill holes from the Terronera Vein area. For the October, 2018 trip, Mr. Burga collected 10 core samples from nine drill holes from the Terronera Vein area. P&E submitted the samples independently and compared them to the sample values obtained by Endeavour Silver.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver and P&E's due diligence sampling, it is P&E's opinion that the results are acceptable for use in the current Mineral Resource Estimate.

1.11 Mineral Processing and Metallurgical Testing

There have been a number of testwork phases conducted between 2017 and 2020.  The 2017-2019 work programs were supervised by Process Engineering LLC.  The 2020 testwork was supervised by Ausenco.

The previous PFS Update for the Terronera Project was completed in February 2019, which was supported by all testwork conducted from 2017-2019. The 2019 study included a program of locked and open cycle flotation testing completed by ALS Metallurgy at its metallurgical testing facility in Kamloops, B.C. As part of the 2020 UPFS, additional metallurgical tests were conducted at the same ALS Metallurgy facility using retained samples from the 2019 PFS testwork.

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The metallurgical testing conducted by ALS from 2017-2019 included evaluation of the flotation parameters for one composite representing an average grade (gold and silver grades) of the deposit as well as three variability composite samples representing low, medium and high-grade materials identified in the deposit.

The following lists the samples that were evaluated in the historical metallurgical test program:

• TR2015 - 1                      Average Grade

• TR2016 - 03                    Low Grade

• TR2016 - 01                    Medium Grade

• TR2016 - 02                    High Grade

The 2017-2019 metallurgical test program provided a Bond Ball Mill Work Index (BWi) for four samples (501, 502, 503 and 504 shown in Table 0-4) from various areas of the deposit.  Each sample was tested at a closed size of 100 mesh. In addition, the Bond Ball mill work index was determined for the original average grade composite sample (TR 2015-1) at a closed size of 100 and 200 mesh. The BWi results obtained in previous test program are summarized in Table 1-2.

Table 1-2 Bond Ball Mill Work Index Test Results

Sample	BWi @100 mesh (kWh/t)
501	15.82
502	16.98
503	16.73
504	17.65
TR 2015-1	17.36
Sample	BWi @200 mesh (kWh/t)
TR 2015-1	17.28

Some of the samples listed in Table 0-4 were submitted to Hazen Research for additional comminution testing. The samples were subjected to SMC testing, Bond rod mill work index (RWi), Bond abrasion index (Ai), and Bond impact work index testing (CWi), the results of which are provided in Table 1-3.

Table 1-3 Comminution Testing Results

RWi (kWh/t)	Ai (g)	CWi (kWh/t)	SCSE (kWh/t)
17.2	1.0916	8.3	9.85

Note: SCSE = standard circuit specific energy

The 2019 PFS comminution testing indicated that the material would be classified as hard and highly abrasive.

Pocock Industrial (Pocock) conducted solids liquid separation (SLS) tests on two samples (Flotation Tails and Flotation Concentrate materials) in the year 2016. The testwork was managed by Process Engineering LLC.

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Pressure filtration tests examined the effect of cake thickness, and air-dry duration on production rate, and filter cake moisture for the thickened materials. The samples were tested at the solids concentrations expected in the plant.

Summary of the testwork is provided in Table 1-4.

Table 1-4 Summary of Fully Automatic Membrane Type Filter Press

Material	Feed Solids Conc.	Sizing Basis(dry m3/MT)	Cake Thickness (mm)	Design Cake Moisture	Total Cycle Time(min)	Volumetric Production Rate (MTPD/m3)	Area Basis Production Rate (MTPD/m2)
Thickened Flotation Tails	67.0%	0.797	40	12.0%	9.0	167.29	2.92
Thickened Flotation Concentrate	63.5%	0.638	40	15.2%	13.39	140.46	2.45

As part of the UPFS, additional metallurgical testing was completed to support design of the comminution and flotation circuits.The 2020 testwork was completed using the following composite samples: Terronera MC1, Terronera MC2, High S MC, and Low S MC, which were formed based on spatial and sulphur grades. No additional comminution testing was completed as part of the 2020 program. It is anticipated that additional testwork will be completed in the feasibility phase of the project to confirm the results achieved from 2017-2019 and further define the variability of the ore across the deposit.

Primary grind vs recovery tests were completed as part of the 2019/2020 testwork to compare the rougher flotation stage recoveries at three different grind sizes of 80% passing of 70 to 135 μm. The rougher flotation recovery benefits of silver/gold outweigh grinding mill capital and operating cost savings at 70 μm. Thus, the primary grind size of 70 μm was chosen as the basis of design for the 2020 UPFS.

Cleaner flotation circuit confirmation tests were conducted to examine the possibility of removing the regrind mill and reduction of cleaner circuit stages to achieve the minimum target silver grade of 4,500 g/t in the final concentrate. Two cleaner circuit locked cycle tests (LCT), using low- and high-grade samples, achieved concentrate silver grades higher than 4,500 g/t without the aid of a regrind mill. The lower feed grade sample still required two stages of cleaners to achieve the minimum silver target concentrate grade.

. In the current study, additional flotation tests were performed to analyze the grind size versus precious metal recovery with the objective of lowering the operating and capital costs by increasing the flotation feed size. Cleaner confirmation tests were done resulting in the removal of the regrind mill from the process design. Two composite samples tests representing low, and high-grade materials were examined. Each composite sample was subjected to rougher flotation testing at three different grind sizes including 80% passing 70, 104 and 130 μm (for high grade) and 80% passing 76, 103 and 135 μm (for low grade).

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Deleterious elements detected in the ICP scan conducted on the final concentrate product in the 2017-2019 test programs indicated that Trace amounts of deleterious elements such as arsenic, cadmium, chromium, mercury and antimony were detected that may affect the marketability and price of the final concentrate product. Presence of clay may affect the recovery. Thus, further flotation studies need to be conducted on variability samples to understand the impact of such elements on the metallurgical performance and final concentrate produced.The 2020 testwork resulted in an average Ag recovery of 84.9% and Au recovery of 82.3% with a grind size P80 of 70 μm. The 2017-201,9 and 2020 metallurgical testwork results formed the basis of the 2020 UPFS process design, using the additional metallurgical testing to define primary grind size and flotation circuit design parameters, as well as develop new recovery models.

The process flow sheet includes a three-stage crushing circuit followed by closed grinding circuit with a flash flotation cell to achieve a flotation feed grind size of 80% passing 70 μm.

1.12 Mineral Resource Estimate

Mineral Resources are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources (May 2014; the 2014 CIM Definition Standards).

The Mineral Resource estimate was not updated for the UPFS. The Mineral Resource estimate is based on the2019 PFS report from P&E in April 2019. The effective date of the Mineral Resource estimate is February 1, 2019.

The cut-off grade selected for the February 1, 2019 Mineral Resource estimate was 150 g/t silver equivalent (AgEq). A summary of the Mineral Resource estimate for the Terronera deposit is presented in Table 1-5.

Table 1-5 Terronera Mineral Resource Estimate at a Cut-Off Grade of 150 g/t AgEq(1-6)

Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	5,275	227.2	38,537	2.35	398	403.4	68,416
Inferred	1,022	212.2	6,970	1.70	56	339.8	11,161

1. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

2. The Mineral Resources in this Updated Technical Report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.

3. AgEq g/t = Ag g/t + (Au g/t x 75).

4. Historical mined areas were depleted from the Terronera Vein wireframe and Mineral Resource model.

5. Mineral Resources are inclusive of Mineral Reserves.

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A summary of the La Luz Mineral Resource estimate at a cut-off grade of 150 g/t AgEq is presented in Table 1-6.

Table 1-6 La Luz Mineral Resource Estimate at a Cut-Off Grade of 150 g/t AgEq(1-5)

Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3. The Mineral Resources in this Updated Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4. AgEq g/t = Ag g/t + (Au g/t x 75).

5. Mineral Resources are inclusive of Mineral Reserves.

1.13 Mineral Reserve Estimate

Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

A summary of the Terronera and La Luz Probable Mineral Reserve estimate is given in Table 1-7.

Table 1-7 Terronera and La Luz Probable Mineral Reserve(1-5)

Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (koz)	Ag (koz)	AgEq (koz)
Terronera	5,356	2.08	205	367	358	35,268	63,160
La Luz	207	7.87	112	725	52	745	4,828
Combined	5,563	2,29	201	380	410	36,013	67,988

1. The Qualified Person for the estimate is Michael Petrina, P.Eng., who is an employee of Moose Mountain Technical Services. Mineral Reserves have an effective date of March 23, 2020.

2. Mineral Reserves are reported using the 2014 CIM Definition Standards.

3. Mineral Reserves are reported using a silver equivalency (AgEq) cut-off formula AgEq g/t = Ag g/t + (Au g/t x 77.94). Depending on mining method the AgEq cut-off can range from 175 g/t AgEq to 230 g/t AgEq. Inputs to the AgEq determination included:  metal prices of US$1,325/oz Au, and US$17.00/oz Ag; metallurgical recovery of 79.8% for gold and 84.9% for silver; payability in concentrate of 98.0% for gold and 97.5% for silver; consideration of refining (US$6/oz), tailings (US$110.00/dmt), transport (US$37.06/dmt), sales (US$5.00/dmt), and concentrate (US$3.48/dmt) costs; transport losses (0.2%), royalties (2% NSR and 0.5% Government); and As penalties payable in the concentrate of US$6.00/dmt.  Historically mined areas were depleted from the Terronera wireframe.

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1.14 Mining Methods

The underground operations at Terronera and La Luz mines will both be accessed via ramps.  In the case of Terronera, the ramp accesses will connect to the deposit via:

• A main haulage drift from the north with the portal approximately 200m from the mill.  The ramp will access the deposit at the 1,250m level near the western end of the deposit M1 (see Figure 1-3)

• The West ramp with portal location at the 1,480m elevation for early access to the western blocks of the deposit, as well as early access to the 1,380m elevation footwall access drift

• The M9 ramp, located at the 1,527m elevation for early access to the central and eastern portions of the deposit.

In the case of La Luz, the ramp will connect roughly central to the deposit near the bottom of the upper M7 block (see Figure 1-4).  Ore from both the Terronera and La Luz deposits will be transported via 30-t low profile haul truck to surface.  Terronera has a haulage way for transporting ore from underground directly to a stockpile in front of the process plant area, whereas all material from La Luz deposit is envisioned to be hauled entirely by contractor truck to the same stockpile area.

Mechanized cut and fill and longhole retreat mining will be used for production at the Terronera deposit, and longhole retreat and resue cut and fill mining will be used for production at La Luz deposit. Both deposits will use backfill comprising either cemented or non-cemented rock fill or later in the mine life, cemented or non-cemented quarry rock fill.  Cement contents will vary from 4% to 8% by mass as required.

Development at both deposits will begin at the same time, the first day of month 8 of Year -2.  The La Luz deposit will be mined as quickly as possible and will provide mill feed to an off-site mill, whilst the Terronera deposit is being brought into production.

Until the Terronera process plant is complete at the end of Year -1, Month 12, ore from the La Luz deposit will be processed offsite at Endeavour Silver's Bolañitos process plant.  Production from La Luz will average roughly 240 tpd over its life, with the Terronera deposit's production ramping up to 1,600 tpd across the year spanning Year 1, Month 7 through to Year 3. Month 1.  Production will remain at a total 1,600 tpd across both deposits until Year 9. Month 10, when it will gradually decline to roughly 1.270 tpd by the end of mine life at the end of Year 10.

55 Endeavour Silver Corp.

M7
M8
M9
M5
M6
M9 Portal
West Ramp
North Ramp to the Mill
1,800RL
1,600RL
1,400RL
1,200RL
1,000RL
2,298,400N
518,400E
2,298,200N
518,600E
2,298,000N
518,800E
2,297,800N
519,000E
2,297,600N
MINING METHOD
LONGHOLE
CUT & FILL
Terronera Long Section
June 22, 2020
1:5000
0
100
200
300
400
500

Source: Moose Mountain, June 2020

Figure 1-3 Terronera Deposit Longitudinal Projection

56 Endeavour Silver Corp.

1,400RL
517,800E
2,296,800N
518,000E
518,200E
1,400RL
PORTAL
1,200RL
RESUE
1,200RL
LONGHOLE
MINING METHOD
LONGHOLE
RESUE
1,000RL
517,800E
2,296,800N
518,000E
518,200E
1,000RL

LaLuz Long Section

June 22, 2020

1:2500

0 125 250

Source: Moose Mountain, June 2020

Figure 1-4 La Luz Deposit Longitudinal Projection

57 Endeavour Silver Corp.

1.15 Recovery Methods

The Terronera mill will be a 1,600 tpd mill which will process run-of-mine (ROM) material from both the La Luz and Terronera mines.

Production of ore from La Luz mine will start approximately 14 months before completion of Terronera mill. During this period, ore from La Luz will be trucked to Endeavour Silver's Bolanitas mill, located approximately 500 kms away and the ore will be processed under a toll milling arrangement. Production from Terronera mine will begin five months before the start of Terronera mill. During the ramp up period, ore from Terronera mine will be stockpiled until an inventory of 70,000 t is built. After commissioning of the Terronera mill, ore from both La Luz and Terronera mines will be blended and processed at Terronera mill achieving a production rate of 1,600 tpd within three months.

The bulk of the testwork was completed on Terronera ore as it is the most significant component of the feed to the mill. Limited testwork was conducted on La Luz ores; however, the available results show higher recoveries than those for Terronera ores, and thus the Terronera material has been used as the basis of the design.

The key process design criteria for the mill are listed in Table 1-8.

Table 1-8 Key Process Design Criteria for the Mill

Design Parameter	Units	Value
Plant Throughput	t/d	1600
Gold Head Grade	g/t	2.1
Silver Head Grade	g/t	204
Crushing Availability	%	65
Mill Availability	%	92
Bond Crusher Work Index (CWi)	kWh/t	18.0
Bond Ball Mill Work Index (BWi)	kWh/t	17.2
Bond Rod Mill Work Index (RWi)	kWh/t	17.3
Axb	-	38.9
Abrasion Index (Ai)	G	0.50
Material Specific Gravity	t/m3	2.61
Moisture	%	4
Plant Silver Recovery	%	84.0
Plant Gold Recovery	%	83.1
ROM F100	mm	500
Primary Cyclone P80	µm	70

58 Endeavour Silver Corp.

Design of the beneficiation plant at Terronera is based on three-stage crushing and single-stage grinding to a target particle size of 80% passing 70 μm. Ground ores will be treated by flash flotation and conventional flotation with two stages of cleaning. On the basis of the testwork, overall recoveries of 84.9% for silver and 82.3% for gold are anticipated for the life-of-mine (LOM) ore.  Precious metal values will be recovered into a flotation concentrate that may be sold in the open market. Flotation tailings are filtered; and stored on surface in a tailings storage facility (TSF).

The plan of operation for the Terronera mill is to achieve the design capacity production rate of 1,600 tpd over a three-month ramp-up period. At this design throughput the LOM for the Project is estimated at 10 years.

The ROM material will be transported to a coarse material storage patio with haul trucks. The crushing circuit is designed to process 1,600 dry tpd in 16 hours of operation. The beneficiation plant will operate continuously 365 days per annum. The beneficiation plant availability is assumed to be 92%. The bulk density of the ROM material is anticipated to be 2.61 t/m3 with average moisture content of 4%. The beneficiation plant will produce a precious metal bearing concentrate as final product.

The processing methodology selected consists of the following processing circuits:

• Stock pile (2,000 t capacity)

• Crushing plant (three stage - closed circuit - 1,600 tpd capacity)

• Fine ore storage (1,600 t capacity)

• Primary grinding (1,600 tpd capacity)

• Flotation (1,600 tpd capacity)

• Flash flotation

• Roughers

• First and second cleaners

• Final concentrate sedimentation and filtration (1,600 tpd capacity)

• Final concentrate storage and shipping (1,600 tpd capacity)

• Tailings sedimentation (1,600 tpd capacity)

• Reclaimed and fresh water systems

• Dry tailings filter plant

• Dry stack TSF.

An overall process flow diagram showing the unit operations in the selected process flowsheet is presented in Figure 1-5.

59 Endeavour Silver Corp.

MINE
ROM STOCKPILE
FRONT END LOADER
ROM ORE
GRIZZLY
COARSE ORE HOPPER
VIBRATING GRIZZLY FEEDER
PRIMARY CRUSHER
SECONDARY SCREEN
TERTIARY CRUSHER
SECONDARY CRUSHER
FINE ORE BIN
PRIMARY CYCLONE
TRASH
TRASH SCREEN
FLASH FLOTATION CELL
BALL MILL
CYCLONE FEED PUMPBOX
ROUGHER & SCAVENGER FLOTATION
2nd CLEANER FLOTATION
CLEANER FLOTATION
CLEANER SCAVENGER FLOTATION
TAILINGS PUMPBOX
CONCENTRATE FILTER
PROCESS WATER TANK
TO DISTRIBUTION
TAILINGS FILTER
CONCENTRATE THICKENER
STOCKPILE
CONCENTRATE
TAILINGS THICKENER
LEGEND:

DRAWN	R. KANG		
DWG. CHECKED	C. MENKE		
DESIGNED	C. MENKE		
DES. APPR.	S. CHO		
PROJ. APPR.	P. NAVAB		

Endeavour SILVER

Ausenco

CLIENT: ENDEAVOUR SILVER

TITLE: TERRONERA PRE-FEASIBILITY STUDY
OVERALL SITE
SIMPLIFIED OVERALL PROCESS
PROCESS FLOW DIAGRAM

COPYRIGHT © Ausenco

PROJECT No.	SCALE	SIZE
104698	NTS	A1

DRAWING No.	REV
104698-0000-F-101	B

Source: Ausenco, June 2020

Figure 1-5 Overall Process Flow Sheet

60 Endeavour Silver Corp.

1.16 Project Infrastructure

The overall site plan in Figure 1-6 shows the location of the proposed major project facilities, such as Terronera and La Luz mines, process plant, TSF, waste rock facilities, power plant, access road, and accommodations camp.

Source: Ausenco, June 2020

Figure 1-6 Map of Proposed Mine Surface Facilities Layout

1.16.1 Access

Existing infrastructure consists of a public access road that connects Puerto Vallarta with the local communities and the Terronera Project site area. The internal existing road will be upgraded to standard driving width. The roads inside the plant area will generally be 6 m wide, made of bulk earthworks pads to ensure drainage. New accesses will be built for infrastructure areas.

1.16.2 Power

The total power requirement at Terronera site is estimated at 4.85 MW for the entire site and an additional 1 MW for the camp (operating load). Power to the entire site, except for the camp, will be supplied through an onsite power generation plant, which comprises both LNG and solar power generation facilities. Power to the camp will be supplied by a power line connected to the local utility.

1.16.3 Tailings Storage Facility

The TSF will store filtered tailings, or "drystack" tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The location of the TSF is shown in the over site layout in Figure 1-6.

61 Endeavour Silver Corp.

The proposed TSF will be constructed with filter tailings produced by a filter plant that will be located uphill from the TSF. Filter tailings will be transported to the TSF area by 12 m3 haul trucks that will transport the filtered tailings approximately 0.5 km along a proposed newly constructed haul road. A staging area will be provided at the filter plant location, from which the filtered tailings will be loaded onto haul trucks. The filtered material will be dumped and compacted with dozers. The TSF design will accommodate approximately 3.9 million m3 (5.8 million tonnes) of compacted filtered tailings over a 10-year mine life based upon the production rate of 1,600 tpd.

1.16.4 Accommodation

A construction camp will be established near the site to provide accommodation, meals, and ancillary services for construction and operations personnel. The construction camp will be built in a way such that the same camp will be transformed and used as a permanent camp when the mine operations start. The camp is designed for a peak capacity of 400 personnel. The camp will be located in the town of Santiago de los Pinos and is expected that several employees and contractors will be residing in other neighbouring towns.

1.16.5 Buildings

Ancillary buildings necessary to support the Terronera Project include the following: administration building, warehouse/maintenance workshop, mine portal trailer for tagin-tagout, truckshop, first aid station, main gatehouse, fuel station, explosives storage facility, and metallurgical laboratory.

1.16.6 Water Management

The fresh/fire water tank will have a live volume of 50 m3 and will be situated in the process plant next to the concentrate thickener. The fresh/fire water tank will collect and store excess water from the mine or from ground water. This tank water will be the main supply of process water and potable water for the site. Potable water will be treated before consumption. The freshwater requirement is estimated at 15.6 m3/hr which will be supplied through underground ground water.

Diversion channel structures will collect and divert non-contact water to minimize the need for storage of contact water derived from runoff in the tailings and waste rock storage areas. Contact water from these structures will be collected into three ponds (one for each facility), allow for the sediments to settle and monitor water quality before discharging into the local streams or reusing in the process.

1.17 Market Studies and Contracts

Endeavour Silver produces a silver concentrate from its currently operating mines, which is shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price. Endeavour Silver's hedge policy does not allow the Company to enter into long-term hedge contracts or forward sales.

At the Report effective date, Endeavour Silver had not conducted any market studies, since gold and silver are widely traded in world markets and Endeavour Silver can rely on marketing information for similar products from its other operations. Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry. It is expected that any contracts or sales for the Terronera Project would also be within industry norms.

62 Endeavour Silver Corp.

1.18 Environmental Studies, Permitting, and Social or Community Impact

Endeavour Silver submitted a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December, 2013. A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project. In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish a future proposed tailings facility to store filtered dry tailings.

The proposed design in this study is based on a 1,600 tpd production rate. A modified MIA application will be submitted as per the revised design. The Terronera Project is designed to comply with the environmental regulations and standards in place in México. The proposed future mining infrastructure and supporting facilities are designed to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and ground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during proposed future mining operations and after mine closure.

1.19 Capital and Operating Costs

1.19.1 Capital Cost

The estimate conforms to Class 4 guidelines for a PFS-level estimate with an accuracy range between -20% to +30% according to AACE International.

Table 0-11 provides a summary of the estimate for overall initial capital cost. The costs are expressed in Q2 2020 United States dollars (US$) and include all costs related to the project such as mining, site preparation, process plant, tailings facility, camps, Owners' costs, spares, first fills, buildings, roadworks, and off-site infrastructure.

Table 1-9 Summary of Terronera Capital Cost Estimate

WBS 1	WBS Description	Cost (US$M)	% of Total
1000	Mining	43.9	44.3%
2000	Tailings Management Facility	3.4	3.4%
3000	Ore Crushing & Handling	4.7	4.8%
4000	Mineral Processing Plant	11.0	11.1%
5000	On-Site Infrastructure	9.8	9.9%
6000	Off-Site Infrastructure	0.0	0.0%
	Total Direct Costs	72.8	73.5%
7000	Project Indirects	10.4	10.5%
9000	Owner Costs	5.8	5.8%
10000	Contingency	10.0	10.1%
	Total Indirect Costs	26.2	26.5%
	Project Total	99.1	100.0%

63 Endeavour Silver Corp.

The estimate is based on an engineering, procurement and construction management (EPCM) execution approach, as outlined in Section 24.

The following parameters and qualifications were considered:

• No allowance has been made for exchange rate fluctuations

• There is no escalation added to the estimate

• A growth allowance was included

• Data for the estimates have been obtained from numerous sources, including:

o Mine schedules

o PFS engineering design

o Topographical information obtained from the site survey

o Geotechnical investigations

o Budgetary equipment quotes

o Budgetary unit costs from local contractors for civil, concrete, steel, electrical, and mechanical works

o Data from similar recently completed studies and projects.

Major cost categories (permanent equipment, material purchase, installation, subcontracts, indirect costs, and Owner's costs) were identified and analysed. A contingency percentage of was allocated to each of these categories on a line-item basis based on the accuracy of the data. An overall contingency amount was derived in this fashion.

1.19.2 Operating Cost

The operating cost estimate was developed to have an accuracy of ±25%. The estimate includes mining, processing, general and administration (G&A), and TSF costs. Table 1-10 summarizes the total average annual operating costs.

Table 1-10 Average Annual Operating Costs (US$)

Summary	Average Annual Costs (US$)	Unit Costs (US$ / t)	Percentage %
Processing	9,888,700	17.8	25
Mining	24,832,100	44.6	64
TSF	826,500	1.5	2
G&A	3,424,300	6.2	9
Total	38,971,600	70.1	100

64 Endeavour Silver Corp.

1.20 Economic Analysis

An economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the project based on a 5% discount rate. It must be noted that tax estimates involve complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations. A sensitivity analysis was performed to assess the impact of variations in metal prices, initial capital cost, total operating cost, and discount rate.

The results of the economic analyses discussed represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented herein.

1.20.1 Financial Model Parameters

A base case gold price of US$1,419/oz and silver price of US$15.97 based on two-year trailing averages as of 8th July, 2020 were used. The forecasts are meant to reflect the average metal price expectation over the life of the project. No price inflation or escalation factors were considered. Commodity prices can be volatile, and there is the potential for deviation from the forecast.

The economic analysis was performed using the following assumptions:

• Construction starting March 1, 2022

• All construction costs capitalised in Year -2

• Commercial production starting (effectively) on September 1, 2023

• Mine life of 10 years

• Cost estimates in constant Q2 2020 US dollars with no inflation or escalation

• 100% ownership with 2% royalty to IMMSA and 0.5% to Mexican government

• Capital costs funded with 100% equity (no financing costs assumed)

• All cash flows discounted to March 1, 2022

• Silver and gold are assumed to be sold in the same year it is produced

• No contractual arrangements for refining currently exist.

The Project has been evaluated on an after-tax basis to provide an approximate value of the potential economics. The tax model was compiled by Endeavour Silver with assistance from third-party taxation experts. The calculations are based on the tax regime as of 8th July, 2020.

1.20.2 Economic Analysis

The economic analysis was performed assuming a 5% discount rate. The pre-tax NPV discounted at 5% is US$205 M; the internal rate of return IRR is 37.6%; and payback period is 2.3 years. On a post-tax basis, the NPV discounted at 5% is US$137.1 M; the IRR is 30.0%; and the payback period is 2.7 years. A summary of project economics is shown graphically in Figure 1-7 and listed in Table 1-11.

65 Endeavour Silver Corp.

Figure 1-7 Project Economics Graph

Table 1-11 Summary of Project Economics

General	LOM Total / Avg.
Gold Price (US$ / oz)	1,419
Silver Price (US$ / oz)	15.97
Mine Life (Years)	10
Total Mill Feed (kt)	5,563
Production	LOM Total / Avg.
Mill Head Grade Au (g / t)	2.29
Mill Recovery Au (%)	82.3
Total Recovered Ounces Au (koz)	336.9
Average Annual Production Au (koz)	33.7
Mill Head Grade Ag (g / t)	201.1
Mill Recovery Ag (%)	84.9
Total Recovered Ounces Ag (koz)	30,602
Average Annual Production Ag (koz)	3,060
Average Ag Eq. Grade (g/t)	404

66 Endeavour Silver Corp.

Operating Cost	LOM Total / Avg.
Mining (US$ / t Milled)	35.6
Mining Lease (US$ / t Milled)	8.2
Processing (US$ / t Milled)	17.8
G&A (US$ / t Milled)	6.2
Capital Cost	LOM Total / Avg.
Initial Capex (US$M)	99.1
Sustaining Capex (US$M)	60.4
Closure Cost net of Salvage (US$M)	2.0
Pre-Tax Financial	LOM Total / Avg.
NPV (5%) (US$M)	205
IRR (%)	37.6
Payback (Years)	2.3
Post-Tax Financial	LOM Total / Avg.
NPV (5%) (US$M)	137
IRR (%)	30.0
Payback (Years)	2.7
Cash Cost (Net by-product per silver oz)	0.004
All-in Sustaining Cost per Ag ounce	8.96

1.20.3 Sensitivity Analysis

A sensitivity analysis was conducted on the base case pre-tax and post-tax NPV and IRR of the Project, using the following variables: metal prices, initial capex, total operating cost, feed grade and discount rate. The analysis concludes that the project is most sensitive to revenue attributes such as gold and silver price, followed by operating cost and capital cost.Source: Ausenco, July 2020

Figure 1-8 shows the project's pre-tax sensitivity and Source: Ausenco, July 2020

Figure 1-9 shows the project's post-tax sensitivity.

67 Endeavour Silver Corp.

Source: Ausenco, July 2020

Figure 1-8 Pre-Tax Sensitivity

68 Endeavour Silver Corp.

Source: Ausenco, July 2020

Figure 1-9 Post-Tax Sensitivity

At current spot prices, the after tax NPV and IRR are most sensitive to metal prices and least sensitive to initial capex and has approximately equal exposure to silver and gold prices.  This information is shown in Table 1.12 and 1.13

69 Endeavour Silver Corp.

Table 1-12 Sensitivity to Metal Prices

Gold Price	Silver Price	After Tax NPV (US$M)	After Tax IRR
1,200	12.00	49.8	14.2%
1,400	14.00	107.8	24.2%
Base Case	Base Case	137.1	30.0%
1,600	16.00	164.5	34.9%
1,800	18.00	220.9	44.4%
2,000	20.00	277.3	53.9%

Table 1-13 Sensitivity to CAPEX

Movement	OPEX NPV (US$M)	OPEX IRR	Movement	CAPEX NPV (US$M)	CAPEX IRR
-20%	173.2	36.2%	-20%	150.4	38.1%
-10%	155.2	33.1%	-10%	143.8	33.6%
Base Case	137.1	30.0%	Base Case	137.1	30.0%
10%	118.9	26.7%	10%	130.4	26.9%
20%	100.7	23.4%	20%	123.7	24.3%

1.21 Conclusions and Recommendations

1.21.1 Overall

The financial analysis of this UPFS demonstrates that the Terronera Project has robust economics to develop the project through feasibility and detailed engineering. Estimated costs for completing work recommended in Table 1-14.

Table 1-14 Budget Estimate for Completing the Recommended Work

Program Component	Cost Estimate ($M)
Exploratory Drilling	0.25
Mining - Mineral Resource and Reserve Estimate Updates	0.5
Geomechanical Studies	0.25
Site Geotechnical Studies	0.20
Metallurgical Testing	0.5
Hydrogeological Study	0.15
TSF - Advance the design to construction level	0.15
Environmental baseline studies and Social programs	1.0
Optimization Studies	0.3
Engineering Studies	1.5
Total Cost	4.80

70 Endeavour Silver Corp.

1.21.2 Exploration

1.21.2.1 Drilling

Endeavour Silver should continue with the company's infill and exploratory drill program strategies. Infill drilling should be orientated to investigate the continuity of silver-gold mineralisation both along strike and at depth to improve and further validate the confidence in the geological models being used for the deposits. Infill drilling should be considered to increase the volume and tonnage of the current deposits and advance the deposit knowledge toward higher levels of mineral resource classification.

Exploratory drilling should be used in collaboration with geophysical interpretations to test for mineralisation and potential expansion of both Terronera and La Luz deposits.

1.21.3 Mineral Resource Estimations

Based on the work completed for the Mineral Resource estimate, it is recommended that future Mineral Resource estimations further refine the constraining mineralised domains. Endeavour Silver should consider redefining the cut-off grade due to the low-cost mining method adopted and increase in metal prices.

1.21.4 Mineral Reserve and Mining Methods

The following recommendations are made for future mining studies:

• Explore opportunities to increase project value via reductions in planned mining loss and dilution and various ore control strategies:

o Explore impacts to the mine plan of re-blocking resource model

o Explore converting to a block percentage model and applying a manual dilution skin to mineralisation zones; further definition of mineralisation boundaries would be required to execute this strategy

o Explore the impacts of applying ore sorting technologies between the mine and mill

o Further work on comparing mining methods to evaluate costs versus ounces recovered

• Conduct additional hydrogeological fieldwork, including Packer testing, piezometer installation, and development of a 3D hydrogeological model for each deposit

• Execution of the following geotechnical work programs:

o Targeted geotechnical drilling at Terronera and La Luz deposits to increase data confidence for feasibility level engineering

o Ground-truthing of possible major structures

o Additional geomechanical testing leading to an updated Rock Mass Model

o Update the geotechnical models and perform advanced numerical modelling

71 Endeavour Silver Corp.

o Geotechnical analysis of the foundations identified for Terronera and La Luz should be carried out to ensure suitability of site selections presented in this study

• Drill and blast testing to be carried out by drilling vendors and local explosives suppliers by analysing local rock types and conditions to assess the achievable drill penetration rates, optimal explosives mix and target powder factor for use in this operation

• Blasting for improved mine to mill performance can be optimised in future studies. Increased fragmentation can increase the grind capacity in the mill

• Further engagement with potential mining contractors, obtaining updated quotations for services

• Updates to detailed designs of the mines, infrastructure and external haul roads based on information gathered in the above studies

• Explore opportunities to increase project value via alternative deposit development strategies.

1.21.5 Metallurgical Testwork

A full feasibility study level metallurgical testwork program incorporating testwork on major lithological characterisation samples, variability samples, and production composite samples from both Terronera and La Luz deposits is recommended to provide further definition across the resource. Drill cores are available on site for the testwork and the sample selection program is currently in progress. Key recommendations include:

• Ore competency - Given the limited dataset for ore competency, additional JK Tech SMC tests (Axb) are recommended to be conducted over a range of rock types and spatial zones to define distribution and variability of ore competency; PQ core is recommended

• Ore hardness - RWi, BWi index tests should be conducted to define ore hardness distribution and variability

• Abrasion Index - Tests should be conducted to redefine the abrasion index

• Further testwork to optimize the grinding circuit

• Grade-recovery relationship - Flotation testing of additional samples at various grind sizes should be conducted to determine grade-recovery relationship

• Preconcentration - Evaluate preconcentration opportunities such as ore sorting to reduce operating costs and decrease cut-off grades

• Solid-liquid separation - Finalise the tailings deposition route based on optimised flowsheet conditions.

1.21.6 Recovery Methods

The following activities are recommended to support design of the processing plant beyond the UPFS and into the feasibility study:

• Geotechnical site investigations should be carried out at the preferred process plant site locations to characterise the foundation conditions associated with the proposed buildings

• Material flowability testwork should be completed to further develop the crushing and stockpile circuit design.

72 Endeavour Silver Corp.

1.21.7 Site Infrastructure

The following activities are recommended to support the design of the site infrastructure beyond the UPFS and into the feasibility study:

• Geotechnical site investigations should be carried out at the preferred surface infrastructure site locations to characterise the foundation conditions associated with the proposed buildings

• The access road to site should be further analysed, reviewed and engineered, culminating in a detailed work package to be tendered to local contractors

• Alternate sources of power supply should be considered to decrease the footprint and earthworks required

• Conduct studies to define the source of water and requirements for water treatment.

1.21.8 Water Management

The following activities are recommended to support the design of the water management systems beyond the UPFS and into the feasibility study:

• Progress design of de-centralised water management in each complex consisting of sedimentation ponds, berms, drainage ditches and outlet channels

• Maintain adequate component waterbody setbacks to account for regulatory buffers and water management infrastructure

• Identify opportunities to enhance sedimentation pond volumes at select locations

• Continue geochemical testing and assessment of acid rock drainage/metals leaching (ARD/ML) to further refine parameters of potential concern

• Additional hydrogeological data should be collected to accurately estimate the underground pumping requirements

• Conduct a site-wide water balance and develop water disposal strategy to meet the environmental regulations.

1.21.9 Tailings Management Facility

The following activities are recommended to support the design of the tailings storage facility (TSF) beyond the PFS:

• Optimize TMF area design to minimize waste rock use and maximize its availability for underground mine backfill

• Conduct a materials handling conceptual tradeoff study between conveying and trucking options, and advance to feasibility level design the selected tailings transport option

• Consider additional land acquisition to optimize the TMF geometric design and allow for potential storage expansion.

1.21.10 Environmental, Permitting & Community Relations

A revised EIA application should be submitted to the Mexican environmental permitting authority.

73 Endeavour Silver Corp.

El Compas Mine

The 3,990 hectare El Compas property is located in the southern portion of the state of Zacatecas, Mexico. The El Compas mine comprises a mine site to the south of Zacatecas city and a leased plant located 20km away north of the city. The state of Zacatecas constructed the La Plata processing plant in 2013 to service local small miners in the area. The plant operated for 13 months before closing in October, 2014. The plant is leased to Endeavour Silver on the basis it will accept up to 20% of the feed for the plant on a toll basis from local small miners.

The Zacatecas mining district is located at the transition of the Sierra Madre Occidental and Mesa Central physiographic provinces in north-central Mexico and is marked by the north-west striking Rio Santa Maria fault system. The district covers a belt of Tertiary aged epithermal vein deposits that contain silver, gold and base metals including copper, lead and zinc. The dominant structural features that localize mineralization are of Tertiary age, and are interpreted to be related to the development of a volcanic center with subsequent caldera development and north-westerly trending basin-and-range structures. The veins at El Compas strike predominantly north and north-west and are hosted partly in volcanic and sedimentary rocks of the Chilitos formation and partly in overlying volcanic rocks of the La Virgen formation. The Compas and Orito veins have the characteristics of a low sulfidation epithermal vein system. They occur in a region characterised by numerous, high silver-grade intermediate sulfidation epithermal vein systems.

El Compas achieved commercial production during Q1, 2019 and currently employees close to 200 people and engages over 50 contractors. The current defined resource at the El Compas mine is sufficient to support mining until mid-2021 and brownfields exploration has returned encouraging results on the Calicanto property within the district. There remains significant exploration opportunities and potential to consolidate resources within the Zacatecas district. Management is reviewing alternative mine plans to ensure positive free cash flow in 2021 and strategic alternatives for the asset. As a result of expected mine closure in mid-2021, El Compas is no longer considered by the Company to be a material property.

Parral Properties

In October 2016, the Company acquired a 100% interest in the Parral properties located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico.  SGM, the Mexican Geological Survey, estimates historic production of approximately 250 million ounces of silver from this district. The properties cover 3,432 hectares, across three large properties, Veta Colorada, La Pamilla and San Patricio. These properties are accessible by paved highway and a well maintained gravel road only five kilometres north of the city of Hidalgo Del Parral. The area has excellent infrastructure including grid power, water, labour, services and three nearby 500 tonne-per-day plants.

In 2019, the Company completed 25 surface and underground drill holes in the Sierra Plata mine on the Veta Colorada vein system. The Veta Colorada (including the Sierra Plata and El Verde mines) was a past producing mining operation owned by Grupo Mexico that closed in 1991 due to the low silver price. The Veta Colorada is a major silver vein structure that ranges from 1 to 30 metres thick (average 5-10 metres), was mined on 7 levels down to 300 metre depths below surface in places and has been traced for 7 kilometres.

74 Endeavour Silver Corp.

Endeavour has drilled 6 surface and 19 underground drill holes to test an area 600 metres long by 500 metres deep in and around the Sierra Plata mine workings. Every hole intersected strong silver mineralization, mostly adjacent to old workings, indicating that historic mining focused on very high silver grades and left behind significant high grade silver mineralization. Surface drilling highlights include 346 g/t silver over 9.6 metres true width. Underground drilling highlights include 332 g/t silver over 13.1 metres true width and 308 g/t silver over 11.6 metres true width. Several drill holes intersected two mineralized zones, the Veta Colorada and the HW Veta Colorada in the hanging wall, with a total true width of mineralization up to 16.5 metres.

Endeavour sampled 3 blocks on level 7 to test an area 250 metres long by 25 metres vertically within the north part of the Sierra Plata mine.  Channel sampling highlights include 2 samples exceeding 1,000 g/t such as 1,705 g/t silver over 0.55 metres true width and 1,480 g/t silver over 0.95 metres true width. The full width of the vein is not exposed in many of the mine workings so the sampling results are only partly indicative of the silver mineralization.

The current resource estimate consists of an Indicated Mineral Resource of 433,000 tonnes grading 271 gpt silver for an estimated 3.8 million silver ounces and an Inferred Mineral Resource of 3,160,000 tonnes grading 324 gpt silver and 0.21 gpt gold for an estimated 33.0 million silver ounces and 21,800 gold ounces.

ITEM 5:              DIVIDENDS

5.1 Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2019.    The Company otherwise has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:              DESCRIPTION OF CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The Company's authorized share capital is comprised of an unlimited number of common shares without par value.  All common shares of the Company rank equally as to voting rights, dividends and participation in the distribution of assets upon dissolution, liquidation or winding-up and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company.

The following table provides a summary concerning the Company's share capital as of December 31, 2020:

December 31, 2020
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	157,924,708 common shares without par value

As at February 25, 2021, the Company has 159,150,601 common shares issued and outstanding.

75 Endeavour Silver Corp.

6.2 Constraints

The Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3 Ratings

The Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company's securities that are outstanding and continue in effect.

ITEM 7:              MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Company's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "EDR" and on the New York Stock Exchange ("NYSE") under the symbol "EXK".

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2020 on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the common shares generally occurs.

Month	High (Cdn.$)	Low (Cdn.$)	Volume Traded
December 2020	6.69	4.32	10,601,372
November 2020	5.49	4.04	9,871,444
October 2020	4.91	4.00	10,056,394
September 2020	5.77	4.20	17,929,426
August 2020	6.30	4.65	23,974,366
July 2020	6.40	2.99	30,000,048
June 2020	3.12	2.41	11,249,967
May 2020	2.84	1.89	13,169,955
April 2020	2.51	1.68	10,855,140
March 2020	2.48	1.30	12,931,754
February 2020	2.81	1.94	4,902,116
January 2020	3.20	2.63	3,943,472
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The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2020 as reported by the NYSE.  The data includes common shares sold through the NYSE in connection with the 2020 ATM Offering and common shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume Traded
December 2020	5.24	3.40	68,563,540
November 2020	4.22	3.10	47,538,297
October 2020	3.74	2.98	50,449,983
September 2020	4.40	3.13	88,663,706
August 2020	4.79	3.51	115,006,002
July 2020	4.79	2.13	184,410,217
June 2020	2.30	1.76	81,115,701
May 2020	2.05	1.35	71,558,784
April 2020	1.82	1.18	50,419,889
March 2020	1.85	0.99	58,871,964
February 2020	2.12	1.44	47,324,601
January 2020	2.47	2.00	44,707,122

ITEM 8:              ESCROWED SECURITIES

8.1 Escrowed Securities

To the Company's knowledge, as at December 31, 2020, there were no escrowed common shares of the Company or common shares of the Company subject to contractual restriction on transfer.

ITEM 9:              DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the five preceding years.  Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Bradford J. Cooke British Columbia, Canada	Director and Chief Executive Officer	July 25, 2002	Chief Executive Officer of Endeavour
Mario D. Szotlender(1)(2)(4) Caracas, Venezuela	Director	July 25, 2002	Independent Consultant and Director of several public mineral exploration and mining companies

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Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Geoffrey Handley(1)(2) Sydney, Australia	Director and Chairman	June 14, 2006	Independent Director of public mineral exploration and mining companies
Rex McLennan(2)(3)(4) British Columbia, Canada	Director	June 14, 2007	Independent Director of public mineral exploration and mining companies
Ricardo Campoy(1)(3) New York, USA	Director	July 9, 2010	Managing Director, Capstone Headwaters MB
Ken Pickering(1)(3)(4) British Columbia, Canada	Director	August 20, 2012	Independent Director of several public mineral exploration and mining companies
Margaret Beck (2)(3) Texas, USA	Director	May 7, 2019	Retired since January 2019, Vice President Finance Minerals Australia, BHP Billiton from April 2016 to January 2019, VP Finance Iron Ore, BHP Billiton from October 2013 to March 2016.
Donald Gray Tennessee, USA	Chief Operating Officer	N/A	Chief Operating Officer of Endeavour since September 2020 and Chief Operating Officer of Continental Gold Inc from June 2015 to March 2020
Daniel Dickson British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Endeavour
Luis Castro Durango, Mexico	Vice President, Exploration	N/A	Vice President, Exploration of Endeavour
Nicholas Shakesby Texas, USA	Vice President, Operations, Mexico	N/A	Vice President, Operations, Mexico of Endeavour since October 2018;
Dale Mah British Columbia, Canada	Vice President of Corporate Development	N/A	Vice President of Corporate Development of Endeavour since June 2016; Vice President, Geology, Quintana Resources Capital from April 2014 to May 2016
Christine West British Columbia, Canada	Vice President, Controller	N/A	Controller of Endeavour since January 2008; Appointed Vice President Controller of Endeavour March 2017
Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Lawyer, Koffman Kalef LLP, Business Lawyers

(1) Member of Compensation Committee and Member

(2) Member of Corporate Governance and Nominating Committee

(3) Member of Audit Committee

(4) Member of Sustainability Committee

78 Endeavour Silver Corp.

As at February 25, 2021, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,098,371 common shares of the Company, representing approximately 0.7% of the issued and outstanding common shares of the Company.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ricardo Campoy is Chairman and a director of General Moly, Inc. (“General Moly”) and held such positions on November 20, 2020 when the Ontario Securities Commission issued a cease trade order (“CTO”) in respect of the securities of General Moly as a result of General Moly’s failure to file by the filing deadline its interim financial statements for the quarter ended September 30, 2020, the related management’s discussion and analysis, and the required related certifications. The CTO is applicable in all jurisdictions in Canada in which General Moly is a reporting issuer with certain exemptions for beneficial holders of General Moly’s securities. The CTO is currently still in effect.

Mario Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the BCSC on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016.  Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission.  On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b) has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

79 Endeavour Silver Corp.

(d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Ricardo Campoy is Chairman and a director of General Moly and held such positions on November 18, 2020 when General Moly filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the “Bankruptcy Court”). General Moly has announced that it is operating its business as a “debtor-in-possession” and has filed a Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. General Moly announced on October 1, 2020 that NYSE American had suspended the trading of General Moly’s common stock. The OTC Pink Open Market in the United States also halted trading in General Moly’s common stock on November 17, 2020. The TSX delisted General Moly’s common stock effective at the close of market on December 29, 2020.

Geoffrey Handley was a director of Mirabela Nickel Limited ("Mirabela") until January 11, 2014.  On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement ("PSA") which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001.  Mirabela also announced that, under the PSA, the proposed recapitalization was to be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

9.3 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

80 Endeavour Silver Corp.

ITEM 10:              PROMOTERS

Since January 1, 2019 no person or company has acted as a promoter of the Company.

ITEM 11:              LEGAL PROCEEDINGS

11.1 Legal Proceedings

Other than discussed below, there are no material legal proceedings in the Company's last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment is comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies and includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 9.1 million ($0.5 million) and inflationary charges of MXN 13.7 million ($0.7 million) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 30, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities. The Company continues to assess that it is probable its appeal should prevail, and the maximum estimated exposure is the amount of the above allowance.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million (US $2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation. At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

81 Endeavour Silver Corp.

Due to the denial of certain suppliers for income tax purposes, in the Cubo assessment the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) has accumulated. The Company continues to assess that it is probable its appeal should prevail, and no provision is required in respect of the Cubo assessment.

11.2 Regulatory Actions

During the year ended December 31, 2020, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12:              INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1 Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2018 that has materially affected or is reasonably expected to materially affect the Company:

(a) a director or executive officer of the Company;

(b) a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company;  and

(c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  See "Risk Factors - Potential Conflicts of Interest" and "Conflicts of Interest"

82 Endeavour Silver Corp.

ITEM 13:              TRANSFER AGENT AND REGISTRAR

13.1 Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:              MATERIAL CONTRACTS

14.1 Material Contracts

Other than noted below, there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2020 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company:

(a) Sales Agreement dated October 1, 2020 among the Company, BMO Capital Markets Corp. and others relating to the October 2020 ATM Facility.

(b) Sales Agreement dated May 14, 2020 among the Company, BMO Capital Markets Corp. and others relating to the May 2020 ATM Facility.

ITEM 15:              INTERESTS OF EXPERTS

15.1 Names of Experts

The Qualified Persons who completed the reserves and resources estimate for the Guanaceví Project are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the authors of the report "National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" dated March 3, 2017 and amended March 27, 2018 (effective date of December 31, 2016) filed on SEDAR.

The Qualified Persons who completed the reserves and resources for the Bolañitos Mines Project are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting.  They are the authors of the report "National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico" dated March 3, 2017 and amended March 27, 2018 (effective date of December 31, 2016) filed on SEDAR.

The Mineral Reserve Estimate for Terronera in the technical report titled "Endeavour Silver Corp, Terronera Project, Jalisco State, Mexico" effective July 31, 2020 were undertaken by Independent Qualified Persons from Ausenco Engineering Canada Inc - Robin Kalanchey, P.Eng., P&E Mining Consulting - Eugene Puritch, P.Eng. FEC. CET, David Burga P.Geo., Yungang Wu, P.Geo., Wood Engineering - Humberto Preciado, P.E., Eugenio Iasillo  P.E., JDS Mining - Mike Levy P.E., P.Eng., Moose Mountain - Mike Petrina P.Eng..

Dale Mah, P.Geo., Vice President Corporate Development of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in Updated Company Mineral Reserve and Resource Estimates of the Guanaceví Mine, the Bolañitos Mine, the El Cubo Mine, the El Compas Mine, Parral project and the Guadalupe y Calvo exploration project.

83 Endeavour Silver Corp.

15.2 Interests of Experts

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

To the best of the Company's knowledge, other than Mr. Mah, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.  Mr. Mah holds, directly or indirectly, options to acquire 89,400 common shares of the Company and 131,000 performance share units (each convertible into common shares of the Company).

ITEM 16:              ADDITIONAL INFORMATION

16.1 Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's Information Circular for its most recent Annual General Meeting of shareholders held on May 12, 2020.  Additional financial information is also provided in the Company's financial statements and management's discussion and analysis for its most recently completed financial year ended December 31, 2020.

16.2 Audit Committee

1. The Audit Committee's Charter

National Instrument 52-110 - Audit Committees ("NI 52-110") requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.  A copy of the Company's Audit Committee Charter is set out in Schedule "A" to this AIF.

2. Composition of the Audit Committee

The Company's audit committee is comprised of four directors, as set forth below:

Rex McLennan	Ricardo Campoy	Ken Pickering	Margaret Beck

As defined in NI 52-110, Rex McLennan, Ken Pickering, Ricardo Campoy and Margaret Beck are "independent" directors.  The Company therefore meets the requirement in NI 52-110 that all audit committee members be independent directors.

All of the members of the audit committee are financially literate.

3. Relevant Education and Experience

Rex McLennan - Mr. McLennan holds a Master of Business Administration degree (Finance & Accounting) from McGill University and a Bachelor of Science degree (Mathematics & Economics) from the University of British Columbia. Mr. McLennan has an ICD.D designation with the Canadian Institute of Corporate Directors. Mr. McLennan was a past Chief Financial Officer of Viterra Inc., a major global agricultural commodity company, and from 1997 to 2005, he was the Executive Vice President and Chief Financial Officer of Placer Dome Inc., a major global mining company.  In his earlier career in the oil and gas industry he held positions of increasing responsibility in business planning, finance and treasury for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation. Note to draft: update for new position.

84 Endeavour Silver Corp.

Ricardo Campoy - Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years of experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

Ken Pickering - Mr. Pickering is a professional engineer and mining executive with more than 45 years of experience working in the natural resource sector building and managing major mining operations in Canada, Chile, Australia, Peru and the United States.

Margaret Beck - Ms. Beck has a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and has over 30 years of experience in the mining industry.  Prior to retirement, Ms. Beck ascended the ranks with global conglomerate BHP, at different levels of the organization including executive, regional and operational levels across four countries.  Ms. Beck held multiple senior executive positions with BHP including Vice President Finance Minerals Australia, Vice President Finance Iron Ore, Vice President Finance Mineral Exploration and Vice President Finance Base Metals.

4. Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the following exemptions or provisions under NI 52-110:

(a) the exemption in section 2.4 (De Minimis Non-audit Services),

(b) the exemption in section 3.2 (Initial Public Offerings),

(c) the exemption in subsection 3.3(2) (Controlled Companies)

(d) the exemption in section 3.4 (Events Outside Control of Member),

(e) the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or

(f) the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)

(g) section 3.8 (Acquisition of Financial Literacy),

(h) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

5. Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

6. Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

85 Endeavour Silver Corp.

7. External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2020	Cdn.$822,922	Nil	Nil	Nil
December 31, 2019	Cdn.$625,590	Nil	Nil	Nil

(1) Relates to fees for audit services.

(2) Relates to fees for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".

(3) Relates to fees for professional services rendered by the Company's external auditor for tax compliance, tax advice, and tax planning.

(4) Relates to fees for products and services provided by the Company's external auditor other than the services reported under the other categories.

86 Endeavour Silver Corp.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

(revised November, 2020)

This Audit Committee Charter has been approved by the Board of Directors (the "Board") of Endeavour Silver Corp. (the "Company") as of the date set out above.

Purpose of Audit Committee

The Audit Committee has oversight responsibility for the adequacy and effectiveness of the Company's internal control and management information systems, including:

1. Oversight of senior management and the external auditor relating to:

(a) maintaining necessary books, records and accounts to accurately and fairly reflect the Company's transactions for financial accounting and reporting process to shareholders and regulatory bodies;

(b) maintaining effective internal control over financial reporting, including adequate control environment and processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud;

(c) financial and controls audit process, review and audit finding reports and other matters that may arise.

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the Committee;

(c) communicate directly with the internal and external auditors of the Company, or any persons of the Company as needed.

The Audit Committee provides assurance to the board that processes, controls and procedures are operating effectively, thus enabling the company to assume the necessary risks to successfully operate the business and meet objectives.

Meetings

The Committee will meet at least quarterly, with additional meetings as deemed necessary by the Committee. It is the responsibility of the Chair of the Committee to schedule all meetings of the Committee and provide the Committee with a written notice and agenda for all meetings. The Chair of the Committee shall report to the Board after each Committee meeting, including recommendations on any specific decisions or actions the Board should consider.

The Committee may invite external or internal advisor(s), including any member of the management team or other person, to attend part or all of any meetings of the Committee to make presentations, participate in discussions, or provide information and assistance to the Committee as required.

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The Committee may call upon and have access to resources for additional information or advice, including engaging external consultants. The Committee shall have unrestricted access to employees and records of the Company to the fullest extent permitted by law and is authorized to take advice from external parties as appropriate at the Company's expense.

Composition

The Committee shall consist of a minimum of three directors of the Company, all of whom are "independent" within the meaning of National Instrument 52-110 - Audit Committees in Canada, subject to any further applicable requirements under United States securities laws and regulations and the policies of the New York Stock Exchange.  The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company.  Each member of the Committee shall be financially literate, meaning that each member must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  One member of the Committee must have accounting and financial expertise, meaning that the member possesses financial or accounting credentials or has experience in finance or accounting.

Committee Responsibilities and Duties

The Committee's duty is to monitor and oversee the operations of management and the external auditor.  Management is responsible for establishing and following the Company's internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

1. Management Oversight:

(a) Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

(b) Review and evaluate the Company's internal controls, as established by management;

(c) Review and evaluate the status and adequacy of internal information systems and security;

(d) Meet with the external auditor at least once a year in the absence of management;

(e) Request the external auditor's assessment of the Company's financial and accounting personnel;

(f) Review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates;

2. External Auditor Oversight

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(a) Recommend to the Board the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

(b) Recommend to the Board the compensation to be paid to the external auditor;

(c) Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;

(d) Review the scope and approach of the annual audit;

(e) Inform the external auditor of the Committee's expectations;

(f) Meet with management at least once a year in the absence of the external auditor;

3.              Review the independence of the external auditor on an annual basis;

(a) Review with the external auditor both the acceptability and the quality of the Company's financial reporting standards;

(b) Resolve any disagreements between management and the external auditor regarding financial reporting;

(c) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor.  The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee; and

(d) Confirm with the external auditor that the external auditor is ultimately accountable to the Board and the Committee, as representatives of the shareholders.

4. Financial Reporting Oversight

(a) Review with management and the external auditor the Company's annual and interim financial statements, management's discussion and analysis, any annual and interim profit or loss press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of approval or recommending their approval to the Board prior to their filing, issue or publication;

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(b) Ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements (other than the public disclosure referred to in (a) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

(c) Discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management.

5. "Whistleblower" Procedures

(a) Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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